UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


15008407

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

00000760207
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2014
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-__________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)


SEC MAIL PROCESSING
RECEIVED
SEP 30 2015
WASH, D.C.
189
SECTION

Fiscal year ended December 31, 2014
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama on September 30, 2015.

REPUBLIC OF PANAMA

By: /s/ IVÁN A. ZARAK ARIAS
Name: Iván A. Zarak Arias
Title: Vice-Minister of Economy of the Republic of Panama

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2014 pursuant to Rule 306c of Regulation S-T under the Securities Act of 1933, as amended.

Exhibit Index

Exhibit

C. Copy of the 2015 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

LEY 36

De 2 de Diciembre de 2014

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2015

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Se aprueba el Presupuesto General del Estado para la vigencia fiscal de 2015 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	7,316,660,504	4,174,096,191	11,490,756,695	6,625,697,687	4,865,059,008	11,490,756,695
1. INSTITUCIONES DESCENTRALIZADAS	5,027,766,459	1,008,968,500	6,036,734,959	3,980,129,323	2,056,605,636	6,036,734,959
2. EMPRESAS PÚBLICAS	1,220,264,790	516,723,756	1,736,988,546	914,260,975	822,727,571	1,736,988,546
3. INTERMEDIARIOS FINANCIEROS	602,496,468	1,959,767,557	2,562,264,025	511,407,362	2,050,856,663	2,562,264,025
TOTAL	14,167,188,221	7,659,556,004	21,826,744,225	12,031,495,347	9,795,248,878	21,826,744,225
MENOS TRANSFERENCIAS INTERINSTITUCIONALES	1,483,376,428	771,894,618	2,255,271,046	1,483,376,428	771,894,618	2,255,271,046
TOTAL PRESUPUESTO GENERAL DEL ESTADO	12,683,811,793	6,887,661,386	19,571,473,179	10,548,118,919	9,023,354,260	19,571,473,179



ARTÍCULO 2. Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	3,174,294,529	987,367,636	1,189,584,228	0	1,274,451,294	6,625,697,687
1. INSTITUCIONES DESCENTRALIZADAS	2,130,038,613	1,794,474,110	225,000	55,381,600	10,000	3,980,129,323
2. EMPRESAS PÚBLICAS	533,284,657	94,118,896	6,700,000	231,343,700	48,813,722	914,260,975
3. INTERMEDIARIOS FINANCIEROS	400,770,036	109,764,826	0	0	872,500	511,407,362
TOTAL	6,238,387,835	2,985,725,468	1,196,509,228	286,725,300	1,324,147,516	12,031,495,347

ARTÍCULO 3. Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	3,131,310,607	19,203,985	729,867,818	984,676,598	4,865,059,008
1. INSTITUCIONES DESCENTRALIZADAS	2,041,820,300	13,001,370	0	1,783,966	2,056,605,636
2. EMPRESAS PÚBLICAS	694,688,479	68,322,414	38,500,000	21,216,678	822,727,571
3. INTERMEDIARIOS FINANCIEROS	2,030,449,168	11,061,890	0	9,345,605	2,050,856,663
TOTAL	7,898,268,554	111,589,659	768,367,818	1,017,022,847	9,795,248,878

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo con la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	8,085,780,953	41.40
DESARROLLO AMBIENTAL Y TECNOLÓGICO	185,733,700	0.95
DESARROLLO DE LA INFRAESTRUCTURA	1,965,871,710	10.07
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	2,064,960,713	10.57
SERVICIOS FINANCIEROS	1,850,520,568	9.48
SERVICIOS GENERALES	3,039,114,785	15.56
NO CLASIFICABLES	2,337,501,663	11.97
TOTAL	19,529,484,092	100.00


ASAMBLEA NACIONAL
PANAMÁ

CAPÍTULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2015, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**11,504,244,533**
INGRESOS CORRIENTES	11,267,162,935
RECURSOS DEL PATRIMONIO	195,758,457
DONACIONES	36,823,141
TRANSF. OTRO	4,500,000
GASTOS CORRIENTES	**9,968,505,143**
SERVICIOS PERSONALES	3,679,720,681
SERVICIOS NO PERSONALES	1,073,170,848
MATERIALES Y SUMINISTROS	832,112,368
MAQUINARIA Y EQUIPO	39,723,975
INVERSIÓN FINANCIERA	59,046,836
TRANSFERENCIAS CORRIENTES	2,810,311,122
TRANSF. OTRO	4,000,000
ASIGNACIONES GLOBALES	41,058,297
SEGURO EDUCATIVO	147,055,400
INTERESES DE LA DEUDA	1,282,305,616
INTERNA	280,116,806
EXTERNA	1,002,188,810
SUPERÁVIT/DEFÍCIT CORRIENTE	**1,298,657,792**
INVERSIÓN	**4,483,620,093**
CORRIENTE	4,483,620,093
AJUSTES	**1,915,785,300**
BALANCE AJUSTADO	**-1,032,095,403**
FINANCIAMIENTO	**1,032,095,403**
INTERNO NETO	55,138,123
CRÉDITO INTERNO	312,167,669
SALDO EN CAJA	25,950,400
USO RESERVA	568,273,000
INVERSION FINANCIERA	-704,862,200
AMORTIZACIÓN	-146,390,746
EXTERNO NETO	2,892,742,580
CRÉDITO EXTERNO	3,751,347,881
AMORTIZACIÓN	-858,605,301
AJUSTES	-1,915,785,300


ASAMBLEA NACIONAL
PANAMÁ

TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2015, cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	11,490,756,695	TOTAL	11,490,756,695
1. INGRESOS CORRIENTES	7,316,660,504	1. GASTOS CORRIENTES	6,625,697,687
1.1. INGRESOS TRIBUTARIOS	5,423,886,523	1.1. GASTOS DE OPERACIÓN	3,174,294,529
1.1.1. IMPUESTOS DIRECTOS	2,819,649,950		
1.1.2. IMPUESTOS INDIRECTOS	2,604,236,573	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	2,176,951,864
		TRANSFERENCIAS CORRIENTES	987,367,636
1.2. INGRESOS NO TRIBUTARIOS	1,826,925,057	TRANSFERENCIAS PROPIAS	852,267,406
1.2.1. RENTA DE ACTIVOS	11,500,000	TRANSFERENCIAS C.S.S.	135,100,230
1.2.2. PART. EN UTILIDADES EMPRESAS	848,104,268	SUBSIDIOS	1,189,584,228
1.2.3. TRANSFERENCIAS CORRIENTES	12,003,809	1.3. INTERESES DE LA DEUDA PÚBLICA	1,274,451,294
1.2.4. TASAS Y DERECHOS	645,092,168		
1.2.5. CONTRIBUCIÓN DE MEJORAS	8,436,700		
1.2.6. INGRESOS VARIOS	15,062,812		
1.2.7. APORTE AL FISCO	286,725,300		
1.3. OTROS INGRESOS CORRIENTES	15,141,900		
1.3.2. INTERESES Y COMISIONES GANADOS	15,000,000		
1.3.4. INTERESES POR REEMBOLSO AL GOB. CEN[illegible]	141,900		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	50,707,024		
2. INGRESOS DE CAPITAL	4,174,096,191	2. GASTOS DE CAPITAL	4,865,059,008
2.1. RECURSOS DEL PATRIMONIO	113,026,800	(Maquinaria y Equipo e Inversión Financiera)	3,131,310,607
2.1.1. VENTA DE ACTIVOS	107,000,000	2.2. OTROS GASTOS DE CAPITAL	19,203,985
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	6,026,800	2.3. TRANSFERENCIAS DE CAPITAL	729,867,818
2.1.4. RECUPERACIÓN DE COLOCACIONES		2.4. AMORTIZACIÓN DE LA DEUDA PÚBLICA	984,676,598
2.2. RECURSOS DEL CRÉDITO	3,983,698,150		
2.2.1. CRÉDITO INTERNO	273,667,669		
2.2.2. CRÉDITO EXTERNO	3,710,030,481		
2.3. OTROS INGRESOS DE CAPITAL	70,235,141		
2.3.2. TRANSFERENCIA DE CAPITAL	70,235,141		
2.4. SALDO EN CAJA Y BANCO	7,136,100		
2.4.2. DISPONIBLE LIBRE EN BANCO	7,136,100		


ASAMBLEA NACIONAL
PANAMÁ

ARTÍCULO 7. Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	3,174,294,529	987,367,636	1,189,584,228	1,274,451,294	6,625,697,687
ASAMBLEA NACIONAL	63,363,500	1,513,600	0	0	64,877,100
CONTRALORÍA GENERAL DE LA REPÚBLICA	82,529,550	554,600	0	0	83,084,150
MINISTERIO DE LA PRESIDENCIA	95,352,700	2,727,900	37,015,840	0	135,096,440
MINISTERIO DE RELACIONES EXTERIORES	67,483,580	2,586,400	0	0	70,069,980
MINISTERIO DE EDUCACIÓN	1,053,463,900	25,311,600	351,681,278	0	1,430,456,778
MINISTERIO DE COMERCIO E INDUSTRIAS	22,407,040	5,795,000	17,900,954	0	46,102,994
MINISTERIO DE OBRAS PÚBLICAS	30,838,000	149,400	0	0	30,987,400
MINISTERIO DE DESARROLLO AGROPECUARIO	39,691,559	1,375,800	25,894,600	0	66,961,959
MINISTERIO DE SALUD	610,897,200	282,161,300	505,612,000	0	1,398,670,500
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	27,942,060	438,640	0	0	28,380,700
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	18,578,300	2,000	12,672,200	0	31,252,500
MINISTERIO DE ECONOMÍA Y FINANZAS	124,705,728	550,842,481	74,768,956	0	750,317,165
MINISTERIO DE GOBIERNO	88,798,602	48,727,898	151,017,100	0	288,543,600
MINISTERIO DE SEGURIDAD PÚBLICA	557,404,160	51,301,400	0	0	608,705,560
MINISTERIO DE DESARROLLO SOCIAL	20,481,600	2,589,700	13,021,300	0	36,092,600
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,848,300	67,500	0	0	2,915,800
ÓRGANO JUDICIAL	97,288,530	365,000	0	0	97,653,530
PROCURADURÍA GENERAL DE LA NACIÓN	93,435,460	1,005,900	0	0	94,441,360
PROCURADURÍA DE LA ADMINISTRACIÓN	3,890,200	208,500	0	0	4,098,700
TRIBUNAL ELECTORAL	39,967,040	9,354,919	0	0	49,321,959
FISCALÍA GENERAL ELECTORAL	3,891,070	36,998	0	0	3,928,068
OTROS GASTOS DE LA ADMINISTRACIÓN	18,252,600	76,000	0	0	18,328,600
TRIBUNAL DE CUENTAS	2,978,900	55,100	0	0	3,034,000
FISCALÍA GENERAL DE CUENTAS	2,817,000	25,000	0	0	2,842,000
DEFENSORÍA DEL PUEBLO	4,987,950	95,000	0	0	5,082,950
DEUDA PÚBLICA	0	0	0	1,274,451,294	1,274,451,294


ASAMBLEA NACIONAL
PANAMÁ

ARTÍCULO 8. Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**3,131,310,607**	**19,203,985**	**729,867,818**	**984,676,598**	**4,865,059,008**
ASAMBLEA NACIONAL	5,819,200	818,700	0	0	6,637,900
CONTRALORÍA GENERAL DE LA REPÚBLICA	1,000,000	880,850	0	0	1,880,850
MINISTERIO DE LA PRESIDENCIA	509,919,882	0	257,063,818	0	766,983,700
MINISTERIO DE RELACIONES EXTERIORES	10,000,000	184,020	0	0	10,184,020
MINISTERIO DE EDUCACIÓN	195,000,000	0	251,354,300	0	446,354,300
MINISTERIO DE COMERCIO E INDUSTRIAS	4,887,860	474,000	41,363,800	0	46,725,660
MINISTERIO DE OBRAS PÚBLICAS	929,202,900	114,800	0	0	929,317,700
MINISTERIO DE DESARROLLO AGROPECUARIO	99,951,200	112,300	50,269,800	0	150,333,300
MINISTERIO DE SALUD	513,413,000	2,010,200	86,108,600	0	601,531,800
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	2,450,000	25,000	169,300	0	2,644,300
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	225,000,000	0	0	0	225,000,000
MINISTERIO DE ECONOMÍA Y FINANZAS	278,963,500	2,278,132	19,452,300	0	300,693,932
MINISTERIO DE GOBIERNO	26,710,000	1,698,200	20,383,900	0	48,792,100
MINISTERIO DE SEGURIDAD PÚBLICA	42,946,665	2,837,800	0	0	45,784,465
MINISTERIO DE DESARROLLO SOCIAL	238,821,700	67,700	3,702,000	0	242,591,400
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	35,200	0	0	35,200
ÓRGANO JUDICIAL	20,290,000	2,367,000	0	0	22,657,000
PROCURADURÍA GENERAL DE LA NACIÓN	17,950,000	3,999,500	0	0	21,949,500
PROCURADURÍA DE LA ADMINISTRACIÓN	477,000	143,300	0	0	620,300
TRIBUNAL ELECTORAL	7,655,000	729,701	0	0	8,384,701
FISCALÍA GENERAL ELECTORAL	0	71,932	0	0	71,932
OTROS GASTOS DE LA ADMINISTRACIÓN	0	287,600	0	0	287,600
TRIBUNAL DE CUENTAS	345,700	0	0	0	345,700
FISCALÍA GENERAL DE CUENTAS	158,000	0	0	0	158,000
DEFENSORÍA DEL PUEBLO	349,000	68,050	0	0	417,050
DEUDA PÚBLICA	0	0	0	984,676,598	984,676,598



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2015, por un monto de B/. 11,490,756,695 de acuerdo con el siguiente detalle:

CÓDIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	11,490,756,695
0.55.1.0.0.0.00	INGRESOS CORRIENTES	7,316,660,504
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	5,423,886,523
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	2,819,649,950
0.55.1.1.1.1.00	SOBRE LA RENTA	2,396,792,119
0.55.1.1.1.1.01	PERSONA NATURAL	62,209,965
0.55.1.1.1.1.02	PERSONA JURÍDICA	1,074,017,143
0.55.1.1.1.1.03	PLANILLA	618,603,737
0.55.1.1.1.1.04	DIVIDENDOS	156,565,150
0.55.1.1.1.1.05	COMPLEMENTARIO	130,278,824
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	64,094,277
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	31,051,064
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	59,830,013
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	89,639,512
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	110,502,434
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	306,949,831
0.55.1.1.1.2.01	INMUEBLES	178,897,735
0.55.1.1.1.2.02	AVISOS DE OPERACIÓN DE EMPRESAS	128,052,096
0.55.1.1.1.4.00	SEGURO EDUCATIVO	115,908,000
0.55.1.1.1.4.99	SEGURO EDUCATIVO	115,908,000
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	2,604,236,573
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	1,433,273,984
0.55.1.1.2.1.01	ITBMS IMPORTACIÓN	579,006,930
0.55.1.1.2.1.02	ITBMS DECLARACIÓN-VENTAS	854,267,054
0.55.1.1.2.2.00	IMPORTACIÓN	429,145,686
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTÍF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS, ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE, GRASAS Y MINERALES	100,000


ASAMBLEA NACIONAL
PANAMÁ

0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	319,995,686
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	669,133,073
0.55.1.1.2.4.01	PRIMA DE SEGUROS	74,316,022
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	237,799,989
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	43,892,137
0.55.1.1.2.4.06	CONSUMO DE LICORES	26,538,423
0.55.1.1.2.4.08	VENTA DE GASEOSAS	7,555,041
0.55.1.1.2.4.09	CONSUMO VARIOS	66,348,623
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	11,526
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	48,150,195
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	2,074,691
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	28,053,520
0.55.1.1.2.4.14	CONSUMO SELECTIVO AUTOMÓVILES	134,392,906
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	46,408,895
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	46,408,895
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	26,274,935
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	26,271,219
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	3,716
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,826,925,057
0.55.1.2.1.0.00	RENTA DE ACTIVOS	11,500,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	3,500,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	2,000,000
0.55.1.2.1.1.03	DE BIENES INMUEBLES	1,500,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	8,000,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	6,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,000,000
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	848,104,268
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	751,104,268
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	46,452,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	590,000,000


ASAMBLEA NACIONAL
PANAMÁ

0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	59,583,468
0.55.1.2.2.1.05	DIVIDENDOS AITSA	49,068,800
0.55.1.2.2.1.09	DIVIDENDOS PTP	6,000,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	92,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	72,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	20,000,000
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	5,000,000
0.55.1.2.2.5.01	SEÑOREAJE	5,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	12,003,809
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	7,261,377
0.55.1.2.3.2.01	CENTRO NACIONAL DE ESTUDIOS MOLECULARES	112,727
0.55.1.2.3.2.02	INSTITUTO NACIONAL DE LA MUJER	42,334
0.55.1.2.3.2.04	SECRETARÍA DE LA NIÑEZ Y FAMILIA	88,731
0.55.1.2.3.2.05	SIACAP	34,137
0.55.1.2.3.2.06	AUTORIDAD NACIONAL DE INGRESOS PÚBLICOS	99,360
0.55.1.2.3.2.07	AUTORIDAD NACIONAL DE TRANSPARENCIA	105,198
0.55.1.2.3.2.08	AUTORIDAD DE PASAPORTES DE PANAMÁ	108,788
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	3,234,131
0.55.1.2.3.2.11	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	60,492
0.55.1.2.3.2.15	AUTORIDAD DEL CANAL	126,214
0.55.1.2.3.2.16	ACODECO	37,632
0.55.1.2.3.2.17	REGISTRO PÚBLICO	124,451
0.55.1.2.3.2.18	SENADIS	59,841
0.55.1.2.3.2.19	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	99,261
0.55.1.2.3.2.20	IFARHU	168,678
0.55.1.2.3.2.22	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	133,593
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	89,788
0.55.1.2.3.2.25	IDIAP	98,237
0.55.1.2.3.2.26	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	34,293
0.55.1.2.3.2.27	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	21,639
0.55.1.2.3.2.28	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	96,584
0.55.1.2.3.2.29	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	66,400
0.55.1.2.3.2.30	INAC	113,217
0.55.1.2.3.2.35	PANDEPORTES	158,243
0.55.1.2.3.2.37	INADEH	215,899
0.55.1.2.3.2.38	ANAM	171,334
0.55.1.2.3.2.40	IPHE	98,399
0.55.1.2.3.2.41	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	227,559
0.55.1.2.3.2.42	IPACOOP	86,223
0.55.1.2.3.2.43	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	34,715
0.55.1.2.3.2.44	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	79,395
0.55.1.2.3.2.45	AUTORIDAD DE TURISMO DE PANAMÁ	127,119
0.55.1.2.3.2.46	AMPYME	77,498
0.55.1.2.3.2.47	AUTORIDAD INNOVACIÓN GUBERNAMENTAL	61,293
0.55.1.2.3.2.48	AUTORIDAD NACIONAL DE ADUANAS	106,964
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	338,917
0.55.1.2.3.2.94	UNACHI	58,506
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	154,627
0.55.1.2.3.2.96	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	72,838


ASAMBLEA NACIONAL
PANAMÁ

0.55.1.2.3.2.97	ZONA FRANCA DEL BARÚ	36,122
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	1,541,958
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA DE PANAMÁ	169,720
0.55.1.2.3.3.08	BINGOS NACIONALES	22,985
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	79,403
0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	130,866
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	103,780
0.55.1.2.3.3.42	AGENCIA PANAMÁ - PACÍFICO	80,756
0.55.1.2.3.3.43	ASEO URBANO Y DOMICILIARIO	100,138
0.55.1.2.3.3.66	IDAAN	212,171
0.55.1.2.3.3.70	IMA	111,583
0.55.1.2.3.3.78	ETESA	140,710
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	157,552
0.55.1.2.3.3.91	EMPRESA NACIONAL DE AUTOPISTAS	102,883
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	129,411
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	878,651
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	85,725
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	420,929
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	103,951
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	129,181
0.55.1.2.3.4.60	CAJA DE AHORROS	22,985
0.55.1.2.3.4.80	SUPERINTENDENCIA DEL MERCADO DE VALORES	39,712
0.55.1.2.3.4.81	SUPERINTENDENCIA DE SEGUROS Y REASEGUROS DE PMÁ	18,893
0.55.1.2.3.4.90	ISA	57,275
0.55.1.2.3.6.00	MUNICIPIOS	2,321,823
0.55.1.2.3.6.01	AGUADULCE	65,849
0.55.1.2.3.6.02	ALANJE	18,893
0.55.1.2.3.6.03	BALBOA	73,617
0.55.1.2.3.6.04	NATÁ	53,351
0.55.1.2.3.6.05	BOCAS DEL TORO	36,122
0.55.1.2.3.6.06	BOQUERÓN	18,893
0.55.1.2.3.6.07	BOQUETE	18,893
0.55.1.2.3.6.08	PORTOBELO	70,733
0.55.1.2.3.6.09	CAPIRA	59,443
0.55.1.2.3.6.10	CHAME	59,229
0.55.1.2.3.6.11	CHEPO	78,149
0.55.1.2.3.6.12	CHIRIQUÍ GRANDE	34,611
0.55.1.2.3.6.13	CHEPIGANA	68,549
0.55.1.2.3.6.14	DOLEGA	38,382
0.55.1.2.3.6.15	LAS TABLAS	139,536
0.55.1.2.3.6.16	COLÓN	99,941
0.55.1.2.3.6.17	ANTÓN	50,367
0.55.1.2.3.6.18	MUNICIPIO DE PENONOMÉ	67,596
0.55.1.2.3.6.19	SAN CARLOS	54,334
0.55.1.2.3.6.20	CHANGUINOLA	36,122
0.55.1.2.3.6.21	LOS SANTOS	55,033
0.55.1.2.3.6.22	TABOGA	73,617
0.55.1.2.3.6.30	DAVID	90,708
0.55.1.2.3.6.31	DONOSO	17,229


ASAMBLEA NACIONAL
PANAMÁ

0.55.1.2.3.6.32	GUALACA	21,639
0.55.1.2.3.6.40	BARÚ	53,351
0.55.1.2.3.6.50	CHITRÉ	98,857
0.55.1.2.3.6.74	RENACIMIENTO	18,893
0.55.1.2.3.6.75	LA CHORRERA	89,644
0.55.1.2.3.6.76	PANAMÁ	250,744
0.55.1.2.3.6.78	SAN MIGUELITO	132,662
0.55.1.2.3.6.79	TOLÉ	36,122
0.55.1.2.3.6.95	SANTIAGO	100,637
0.55.1.2.3.6.96	ARRAIJÁN	103,955
0.55.1.2.3.6.97	BUGABA	36,122
0.55.1.2.4.0.00	TASAS Y DERECHOS	645,092,168
0.55.1.2.4.1.00	DERECHOS	448,688,632
0.55.1.2.4.1.02	PEAJES DEL CANAL	360,000,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	214,789
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	997,047
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	7,880
0.55.1.2.4.1.45	CONCESIONES VARIAS	76,062,610
0.55.1.2.4.1.46	CONCESIONES B. R.	11,406,306
0.55.1.2.4.2.00	TASAS	196,403,536
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	187,935
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	2,296,413
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	98,844,452
0.55.1.2.4.2.09	FECI	75,136,693
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	493,077
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	18,318
0.55.1.2.4.2.36	TASA DE OLEODUCTO	5,064,085
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	14,362,563
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	8,436,700
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	3,436,700
0.55.1.2.5.0.02	TASA DE SOTERAMIENTO DE CABLE	5,000,000
0.55.1.2.6.0.00	INGRESOS VARIOS	15,062,812
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	1,389,200
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,039,812
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	10,633,800
0.55.1.2.7.0.00	APORTE AL FISCO	286,725,300
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	55,381,600
0.55.1.2.7.2.10	AUTORIDAD DE TURISMO DE PANAMÁ	7,450,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO DE PANAMÁ	47,931,600
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	231,343,700
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	98,044,400
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	102,500,000
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	30,799,300
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	15,141,900
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	15,000,000
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	15,000,000
0.55.1.3.2.4.47	RENDIMIENTO DEL FONDO DE AHORRO DE PANAMÁ	15,000,000
0.55.1.3.4.0.00	INTERESES POR REEMBOLSO AL GOB. CENTRAL	141,900


ASAMBLEA NACIONAL
PANAMÁ

0.55.1.3.4.3.00	INTERMEDIARIO FINANCIERO	141,900
0.55.1.3.4.3.15	BDA	112,800
0.55.1.3.4.3.30	BHN	29,100
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	50,707,024
0.55.1.5.1.0.00	RENTA DE ACTIVOS	10,092,433
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACIÓN	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	7,761,549
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	311,207
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	32,670,280
0.55.1.5.4.1.00	DERECHOS	22,014,824
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	320,026
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	36,347
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	186,706
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	143,858
0.55.1.5.4.1.45	PASAPORTE	4,551,025
0.55.1.5.4.1.46	MIGRACIÓN	16,776,862
0.55.1.5.4.2.00	TASAS	10,655,456
0.55.1.5.4.2.06	REGISTRO CIVIL	118,729
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	1,251,765
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	964,228
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	147,780
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	86,312
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	440,982
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	792,794
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	137,040
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	1,224


ASAMBLEA NACIONAL
PANAMÁ

0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	1,276,995
0.55.1.5.4.2.54	TIMBRES DE MÁQ. FRANQUEADORA	2,455
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	4,381,202
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	983,950
0.55.1.5.6.0.00	INGRESOS VARIOS	7,944,311
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	7,944,311
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	4,174,096,191
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	113,026,800
0.55.2.1.1.0.00	VENTA DE ACTIVOS	107,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	107,000,000
0.55.2.1.1.1.07	OTROS ACTIVOS	107,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	6,026,800
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	658,600
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA DE PANAMÁ	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	2,500,000
0.55.2.1.3.0.57	BHN	273,600
0.55.2.1.3.0.58	IMA	400,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	3,983,698,150
0.55.2.2.1.0.00	CRÉDITO INTERNO	273,667,669
0.55.2.2.1.1.00	BONOS	270,167,669
0.55.2.2.1.1.47	BONOS INTERNOS	270,167,669
0.55.2.2.1.4.00	PRÉSTAMOS	3,500,000
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	3,500,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	3,710,030,481
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	203,105,523
0.55.2.2.2.1.07	CAF - EDUCACIÓN	12,500,000
0.55.2.2.2.1.08	PRESIDENCIA BID 3002	3,000,000
0.55.2.2.2.1.10	FORTALEC. DE LOS SERVICIOS DE SALUD MINSA - BID -2563	17,653,600
0.55.2.2.2.1.14	MINSA - CORPORACIÓN ANDINA DE FOMENTO	56,950,569
0.55.2.2.2.1.16	SANEAMIENTO DE LA BAHÍA - MINSA - JICA	6,559,012
0.55.2.2.2.1.22	FORTALE. DE LA GESTIÓN FISCAL - MEF BID -2568	12,000,000
0.55.2.2.2.1.25	MEJORA EFIC. SECTOR PÚB. MEF BANCO MUNDIAL 80160 PA	12,500,000
0.55.2.2.2.1.26	ESPACIOS EDUC.S CALIDAD ENSEÑANZA MEDUCA BID 2462	1,121,470
0.55.2.2.2.1.40	ELECTRIFICACIÓN RURAL PRESIDENCIA BID 1790	5,756,157
0.55.2.2.2.1.64	ESPACIOS EDUCATIVOS INNOVADORES MEDUCA BID 2734	12,527,220
0.55.2.2.2.1.72	FORT. PROD. Y DES. RURAL SOSTENIBLE MIDA BM 7439	9,400,650
0.55.2.2.2.1.75	INFRAESTRUCTURA VIAL MOP - BID 1785	22,270,000
0.55.2.2.2.1.91	FIDA-MIDA-363	1,751,423
0.55.2.2.2.1.95	DES. SOSTENIBLE PROV. CENTRALES CONADES BID 2025	29,115,422
0.55.2.2.2.5.00	BONOS EXTERNOS	3,506,924,958
0.55.2.2.2.5.10	BONOS EXTERNOS	3,506,924,958
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	70,235,141
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	70,235,141
0.55.2.3.2.1.00	GOBIERNO CENTRAL	38,500,000
0.55.2.3.2.1.96	ZONA LIBRE	38,500,000
0.55.2.3.2.8.00	SECTOR EXTERNO	31,735,141
0.55.2.3.2.8.13	COHESIÓN SOCIAL MIDES	324,200
0.55.2.3.2.8.14	AGENCIA ESPAÑOLA DE COOP. INTL. - ÓRGANO JUDICIAL	510,341
0.55.2.3.2.8.58	DONACIÓN BID - SEGURIDAD PÚBLICA	4,931,000



0.55.2.3.2.8.60	GOBIERNO DE ESPAÑA MINSA	3,300,000
0.55.2.3.2.8.61	BID MINSA	5,642,800
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	13,021,000
0.55.2.3.2.8.86	DONACIÓN TAIWAN - MINSA	4,005,800
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	7,136,100
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	7,136,100
0.55.2.4.2.0.92	SALDO EN BANCO SEGURO EDUCATIVO	7,136,100

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,116,984
Administración General	44,397,416
Transferencias Corrientes	1,181,400
Total del Presupuesto de Funcionamiento	**65,695,800**
Inversión	
Construcción y Remodelación	5,000,000
Programa de Modernización	819,200
Total del Presupuesto de Inversión	**5,819,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**71,515,000**

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	30,622,805
Contabilidad Pública	4,026,301
Fiscalización, Regulación y Control	24,764,487
Servicios de Estadística	16,466,954
Transferencias Varias	8,700
Auditoría	8,075,753
Total del Presupuesto de Funcionamiento	**83,965,000**
Inversión	
Fortalecimiento Institucional	1,000,000
Total del Presupuesto de Inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**84,965,000**


ASAMBLEA NACIONAL
PANAMÁ

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	44,424,151
Dirección de Carrera Administrativa	1,315,774
Gaceta Oficial	136,941
Consejo de Defensa y Seguridad Nacional	7,265,658
Servicio de Protección Institucional	30,933,984
Programa de Ayuda Nacional (PAN)	11,458,528
Desarrollo Integral - Áreas Prioritarias	845,564
Transferencias	38,715,840
Total del Presupuesto de Funcionamiento	**135,096,440**
Inversión	
Obras de Interés Social	67,029,400
Despacho Presidente (Colón)	490,100
Electrificación Rural	25,539,000
Asuntos Comunitarios Desp. Primera Dama	2,505,500
Desarrollo Integral Áreas Prioritarias	233,538,500
Transferencias de Capital	257,063,818
Mejoras de Instalaciones y Equipamiento	180,817,382
Total del Presupuesto de Inversión	**766,983,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**902,080,140**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	28,703,193
Política Exterior	39,115,707
Transferencias Varias	2,435,100
Total del Presupuesto de Funcionamiento	**70,254,000**
Inversión	



Restauración y Remodelación	10,000,000
Total del Presupuesto de Inversión	**10,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**80,254,000**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	109,621,400
Educación Básica General	452,071,520
Educación Media	361,354,100
Educación de Adultos	31,803,220
Educación Post-Media	1,069,560
Educación Agropecuaria	10,972,900
Transferencias Corrientes	25,252,600
Transferencias al Sector Público	351,681,278
Fondo Exoneración de Matrícula	86,630,200
Total del Presupuesto de Funcionamiento	**1,430,456,778**
Inversión	
Mantenimiento de Centros Educativos	600,000
Construcción y Rehab. de Escuelas	49,984,600
Equipamiento de Centros Educativos	1,736,600
Desarrollo Educativo	17,047,900
Nutrición Escolar	22,940,000
Educación Básica	1,740,600
Transferencias de Capital	251,354,300
Fortalecimiento de Técn. Educativa	87,220,400
Mantenimiento, Equip. y Constr. S.E.	13,729,900
Total del Presupuesto de Inversión	**446,354,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,876,811,078**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,086,163


ASAMBLEA NACIONAL
PANAMÁ

Fomento y Regulación de la Industria	896,273
Fomento y Regulación del Comercio	5,470,648
Regulación de Intermediarios Financieros	845,207
Fomento y Reg. de los Recursos Minerales	657,749
Transferencias	5,720,000
Transferencias al Sector Público	17,900,954
Total del Presupuesto de Funcionamiento	**46,576,994**
Inversión	
Desarrollo Comercial e Industrial	4,887,860
Transferencias de Capital	41,363,800
Total del Presupuesto de Inversión	**46,251,660**
TOTAL DEL PRESUPUESTO DE GASTOS	**92,828,654**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,458,700
Mantenimiento de Obras	15,633,000
Transferencias Varias	10,500
Total del Presupuesto de Funcionamiento	**31,102,200**
Inversión	
Construcción y Rehabilitación Drenajes	14,085,900
Mantenimiento y Rehabilitación Vial	271,171,400
Construcción y Mej. de Calles y Avenidas	34,243,500
Construcción y Rehabilitación de Puentes	17,493,300
Reordenamiento Vial-Ciudad de Pmá.	592,208,800
Total del Presupuesto de Inversión	**929,202,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**960,305,100**

CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	33,567,708
Asistencia Técnica Agrícola	2,557,432



Asistencia Técnica Pecuaria	4,035,602
Desarrollo Social	460,905
Servicios de Ingeniería Rural	558,012
Transferencias al Sector Público	25,894,600
Total del Presupuesto de Funcionamiento	**67,074,259**
Inversión	
Mejoramiento de Productividad	31,030,800
Programa de Desarrollo Tecnológico	6,559,400
Sanidad Agropecuaria	23,854,500
Desarrollo Rural Agropecuario	16,336,200
Otros Proyectos de Inversión	16,170,300
Reconver. y Transfor. Agropecuaria	6,000,000
Transferencias de Capital	50,269,800
Total del Presupuesto de Inversión	**150,221,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**217,295,259**

CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	354,653,080
Provisión de Atención	259,170,820
Transferencias Varias	217,220,200
Fondo de Adm. de Hospitales	4,025,900
Fondo de Servicios Varios	11,375,100
Transferencias al Sector Público	554,235,600
Total del Presupuesto de Funcionamiento	**1,400,680,700**
Inversión	
Construcción y Mej. de Inst. de Salud	217,026,500
Salud Ambiental	241,338,300
Salud Nutricional	10,511,000
Equipamiento de Inst. de Salud	19,680,000
Otros Proyectos de Inversión	24,857,200
Transferencias de Capital	86,108,600
Total del Presupuesto de Inversión	**599,521,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,000,202,300**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el



presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,291,905
Admón. de las Relaciones Laborales	3,892,935
Inv., Promoción y Generación de Empleo	2,071,120
Transferencias Varias	438,640
Educación y Capacitación-Sind.,Priv.	11,711,100
Total del Presupuesto de Funcionamiento	**28,405,700**
Inversión	
Programa de Inserción Laboral	2,450,000
Transferencia de Capital	169,300
Total del Presupuesto de Inversión	**2,619,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**31,025,000**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,576,663
Planificación y Desarrollo Urbano	4,221,923
Admón. y Regulación de Bienes	663,334
Ordenamiento y Desarrollo Territorial	1,118,380
Transferencias Varias	12,672,200
Total del Presupuesto de Funcionamiento	**31,252,500**
Inversión	
Construcción de Vivienda	201,792,000
Fondo de Ahorro Habitacional	1,237,700
Financiamiento de Vivienda	16,294,400
Asistencia Habitacional	3,000,000
Mejoramiento Habitacional	1,770,900
Fortalecimiento Institucional	905,000
Total del Presupuesto de Inversión	**225,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**256,252,500**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión se aprueba el


NACIONAL
PANAMÁ

presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	45,896,960
Desarrollo Económico y Social	29,097,891
Admón. Fiscal y Patrimonial	229,483,952
Transferencias Varias	448,116,494
Total del Presupuesto de Funcionamiento	**752,595,297**
Inversión	
Fondo de Preinversión	500,000
Fort Gest. Eco. y Admón. Finan.	47,858,800
Desarrollo Social e Inv.. Comunitarias	6,750,000
Progr. Nal.para el Dllo.Local PRONADEL	77,131,700
Transferencias de Capital	19,452,300
Estudios, Diseños y Const. de Infraest.	34,380,400
Proyectos Varios	112,342,600
Total del Presupuesto de Inversión	**298,415,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,051,011,097**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,490,157
Administ.y Desarrollo Gubernamental	9,073,883
Servicios Postales y Telégrafos	8,937,125
Servicios Penitenciarios y Cus. de Me	57,064,637
Transferencias Varias	199,675,998
Total del Presupuesto de Funcionamiento	**290,241,800**
Inversión	
Construc, Mejoram. y Estudios Infraet.	26,710,000
Transferencias de Capital	20,383,900
Total del Presupuesto de Inversión	**47,093,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**337,335,700**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la


ASAMBLEA NACIONAL
PANAMÁ

vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	22,027,307
Seguridad Pública Nacional	541,881,253
Transferencias Varias	47,634,800
Total del Presupuesto de Funcionamiento	**611,543,360**
Inversión	
Const., Reparación y Ampl. de Infraest.	37,125,165
Equipamiento y Desarrollo Técnico	5,821,500
Total del Presupuesto de Inversión	**42,946,665**
TOTAL DEL PRESUPUESTO DE GASTOS	**654,490,025**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,995,427
Promoción Social y Cohesión Social	2,934,080
Programa de Gestión Territorial	3,665,583
Transferencias al Sector Público	13,565,210
Total del Presupuesto de Funcionamiento	**36,160,300**
Inversión	
Desarrollo Comunitario	228,173,900
Fortalecimiento Institucional	10,647,800
Transferencias al Sector Público	3,702,000
Total del Presupuesto de Inversión	**242,523,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**278,684,000**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS



Funcionamiento	
Jurisdicción Tributaria	2,951,000
Total del Presupuesto de Funcionamiento	**2,951,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,951,000**

CAPÍTULO XIX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	23,946,935
Administración de Justicia Ciudadana	60,831,591
Transf. y Desarrollo Institucional	15,242,004
Total del Presupuesto de Funcionamiento	**100,020,530**
Inversión	
Rehabilitación y Const. de Infraestrura	8,750,000
Mejoramiento Admón. de Justicia	3,000,000
Equipamiento y Fortalec. Institucional	3,090,000
Modernización del Sistema de Justicia	5,450,000
Total del Presupuesto de Inversión	**20,290,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**120,310,530**

CAPÍTULO XX
MINISTERIO PÚBLICO

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduría General de la Nación	**116,390,860**
Funcionamiento	**98,440,860**
Inversión	**17,950,000**
Procuraduría de la Administración	**4,719,000**
Funcionamiento	**4,242,000**
Inversión	**477,000**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	74,250,070
Medicina Legal y Forense	24,190,790
Total del Presupuesto de Funcionamiento	**98,440,860**
Inversión	
Modernización Proc. General	12,250,000
Modernización de Servicios Forenses	5,700,000
Total del Presupuesto de Inversión	**17,950,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**116,390,860**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,595,930
Representación y Def. de la Adm. Pública	2,646,070
Total del Presupuesto de Funcionamiento	**4,242,000**
Inversión	
Prog. General /Mejor. de Just. Etapa II	477,000
Total del Presupuesto de Inversión	**477,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,719,000**

CAPÍTULO XXI
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**57,706,660**
Funcionamiento	**50,051,660**
Inversión	**7,655,000**
Fiscalía General Electoral	**4,000,000**
Funcionamiento	**4,000,000**

0.40 TRIBUNAL ELECTORAL



ARTÍCULO 31. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	24,637,465
Registro e Identificación Ciudadana	10,905,882
Servicios Electorales	14,508,313
Total del Presupuesto de Funcionamiento	**50,051,660**
Inversión	
Construcciones, Mejoras y Habilitaciones	6,837,000
Conserv.Docum.Hist. Hechos Vitales	743,000
Const. de Oficinas a Nivel Provincial	75,000
Total del Presupuesto de Inversión	**7,655,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**57,706,660**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,291,753
Fiscalías Electorales	708,247
Total del Presupuesto de Funcionamiento	**4,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,000,000**

CAPÍTULO XXII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	18,616,200
Total del Presupuesto de Funcionamiento	**18,616,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,616,200**

CAPÍTULO XXIII
0.46 TRIBUNAL DE CUENTAS


ASAMBLEA NACIONAL
PANAMÁ

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la TRIBUNAL DE CUENTAS para la vigencia fiscal 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,800,280
Administración General	1,233,720
Total del Presupuesto de Funcionamiento	**3,034,000**
Inversión	
Fortalecimiento Institucional	345,700
Total del Presupuesto de Inversión	**345,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,379,700**

CAPÍTULO XXIV
0.47 FISCALÍA DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,719,039
Administración General	1,122,961
Total del Presupuesto de Funcionamiento	**2,842,000**
Inversión	
Fortalec., Mejoram. e Implementación	158,000
Total del Presupuesto de Inversión	**158,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,000,000**

CAPÍTULO XXV

0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,876,450
Protec. y Defensa de los Derechos Hum.	2,274,550
Total del Presupuesto de Funcionamiento	**5,151,000**
Inversión	



Estudio, Diseño y Construcción	349,000
Total del Presupuesto de Inversión	**349,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,500,000**

CAPÍTULO XXVI

TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 37. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	987,367,636	1,189,584,228	2,176,951,864
01	ASAMBLEA NACIONAL	1,513,600		1,513,600
	A Personas	110,000		110,000
	Becas de Estudio	150,000		150,000
	Al Sector Externo	1,253,600		1,253,600
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	554,600		554,600
	A Personas	133,300		133,300
	Becas de Estudio	412,600		412,600
	Al Sector Externo	8,700		8,700
03	PRESIDENCIA DE LA REPÚBLICA	2,727,900	37,015,840	39,743,740
	Pensiones y Jubilaciones	702,900		702,900
	A Personas	290,000		290,000
	Becas de Estudio	35,000		35,000
	SENACYT		3,283,600	3,283,600
	AUTORIDAD NAL. PARA LA INNOV. GUB.		5,430,500	5,430,500
	AUTORIDAD NAL. TRANSPARENCIA Y ACCESO A INF.		2,942,400	2,942,400
	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO		479,500	479,500
	EMPRESA METRO DE PANAMÁ, S.A.		24,879,840	24,879,840
	Al Sector Externo	1,700,000		1,700,000
05	MINISTERIO DE RELACIONES EXTERIORES	2,586,400		2,586,400
	A Personas	50,000		50,000
	Becas de Estudio	98,800		98,800
	Al Sector Privado	2,500		2,500
	Al Sector Externo	2,435,100		2,435,100
07	MINISTERIO DE EDUCACIÓN	25,311,600	351,681,278	376,992,878
	Pensiones y Jubilaciones	21,000,000		21,000,000
	Becas de Estudio	55,000		55,000
	Al Sector Privado	4,096,900		4,096,900



	I.N.A.C.		17,858,000	17,858,000
	Instituto Panameño de Deportes		15,262,400	15,262,400
	I.P.H.E.		35,687,200	35,687,200
	Universidad Autónoma de Chiriquí		34,368,200	34,368,200
	Universidad de Panamá		170,164,900	170,164,900
	Universidad Marítima Internacional de Panamá		3,633,378	3,633,378
	Universidad Especializada de las Américas		11,006,000	11,006,000
	Universidad Tecnológica		63,701,200	63,701,200
	Al Sector Externo	159,700		159,700
08	MINISTERIO DE COMERCIO E INDUSTRIAS	5,795,000	17,900,954	23,695,954
	Becas de Estudio	75,000		75,000
	Al Sector Privado	4,200,000		4,200,000
	Autoridad de Micro, Mediana y Pequeña Empresa		4,583,400	4,583,400
	Autoridad de Protección al Consumidor y Def. Comp.		10,296,300	10,296,300
	Zona Franca del Barú		362,954	362,954
	Bingo Nacionales		80,000	80,000
	Agencia Panamá - Pacífico		1,778,300	1,778,300
	Superintendencia de Seguro y Reaseguros		800,000	800,000
	Al Sector Externo	1,520,000		1,520,000
09	MINISTERIO DE OBRAS PÚBLICAS	149,400		149,400
	Becas de Estudio	136,900		136,900
	Al Sector Privado	2,000		2,000
	Al Sector Externo	10,500		10,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,375,800	25,894,600	27,270,400
	A Personas	50,000		50,000
	Becas de Estudio	90,000		90,000
	Al Sector Privado	186,000		186,000
	IDIAP		10,476,300	10,476,300
	ARAP		5,779,000	5,779,000
	IMA		6,822,700	6,822,700
	ISA		2,816,600	2,816,600
	Al Sector Externo	1,049,800		1,049,800
12	MINISTERIO DE SALUD	282,161,300	505,612,000	787,773,300
	Pensiones y Jubilaciones	400,000		400,000
	A Personas	639,100		639,100
	Becas de Estudio	318,300		318,300
	Al Sector Privado	216,279,000		216,279,000
	Al Gobierno Central	15,401,000		15,401,000
	Instituto Conmemorativo Gorgas		6,897,100	6,897,100
	CENETIM		1,140,800	1,140,800
	AUPSA		4,786,100	4,786,100
	Impuesto de Licores		6,000,000	6,000,000
	CSS FEJUPEN - Aporte Gob. Central		18,237,000	18,237,000
	CSS 0.8% Salarios Básicos		99,142,000	99,142,000
	Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000



	Aumento Pensiones y Jubilaciones (DG-51)		98,805,000	98,805,000
	Subsidio Fluctuaciones - Intereses CSS		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Aporte Junta Técnica Actuarial		90,000	90,000
	Pensión Vitalicia Dietilenglicol		10,012,000	10,012,000
	IDAAN		50,816,600	50,816,600
	Autoridad de Aseo		24,185,400	24,185,400
	Municipios	1,797,600		1,797,600
	CSS Planilla Prestaciones Fondo Complementario	46,826,000		46,826,000
	Al Sector Externo	500,300		500,300
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	438,640		438,640
	Al Sector Externo	438,640		438,640
14	MIN. DE VIVIENDA Y ORDEN. TERRIT.	2,000	12,672,200	12,674,200
	Becas de Estudio	1,000		1,000
	ANATI		10,672,200	10,672,200
	Subsidio (Agua) Banco Hipotecario Nacional		2,000,000	2,000,000
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	550,842,481	74,768,956	625,611,437
	A Personas	48,350		48,350
	Becas de Estudio	5,904,011		5,904,011
	Al Sector Privado	238,411,082		238,411,082
	Al Gobierno Central	154,000		154,000
	Autoridad Nacional del Ambiente		14,154,300	14,154,300
	Autoridad Nacional de Aduanas		25,602,800	25,602,800
	Consejo de Administración del SIACAP		1,622,300	1,622,300
	Dirección General de Contrataciones Públicas		3,241,100	3,241,100
	Tribunal de Contrataciones Públicas		1,729,056	1,729,056
	Empresa de Generación Eléctrica, S.A.		27,971,400	27,971,400
	Superintendencia del Mercado de Valores		448,000	448,000
	Facilidad de Compensación Energética - FACE	305,000,000		305,000,000
	Al Sector Externo	1,325,038		1,325,038
17	MINISTERIO DE GOBIERNO	48,727,898	151,017,100	199,744,998
	Pensiones y Jubilaciones	5,900,000		5,900,000
	Becas de Estudio	39,000		39,000
	Al Sector Privado	7,493,640		7,493,640
	Autoridad del Tránsito y Transporte Terrestre		145,355,000	145,355,000
	Autoridad de Pasaporte de Panamá		3,807,200	3,807,200
	Aeronáutica Civil		1,854,900	1,854,900
	Municipios	10,942,798		10,942,798
	Propias	24,238,660		24,238,660
	Al Sector Externo	113,800		113,800
18	MINISTERIO DE SEGURIDAD PÚBLICA	51,301,400		51,301,400
	Pensiones y Jubilaciones	47,609,800		47,609,800
	A Personas	1,228,400		1,228,400



	Becas de Estudio	2,367,700		2,367,700
	Al Sector Privado	1,500		1,500
	Al Sector Externo	94,000		94,000
21	MIN. DE DESARROLLO SOCIAL	2,589,700	13,021,300	15,611,000
	A Personas	165,400		165,400
	Becas de Estudio	1,500		1,500
	Al Sector Privado	2,364,800		2,364,800
	SENADIS		5,363,000	5,363,000
	INAMU		2,615,300	2,615,300
	SENIAF		5,043,000	5,043,000
	Al Sector Externo	58,000		58,000
26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	67,500		67,500
	A Personas	15,500		15,500
	Becas de Estudio	50,000		50,000
	Al Sector Externo	2,000		2,000
30	ÓRGANO JUDICIAL	365,000		365,000
	Pensiones y Jubilaciones	30,000		30,000
	Becas de Estudio	325,000		325,000
	Cr?ditos Reconocidos por Transferencias Corrientes	10,000		10,000
36	PROCURADURÍA GENERAL DE LA NACIÓN	1,005,900		1,005,900
	Pensiones y Jubilaciones	172,300		172,300
	Becas de Estudio	833,600		833,600
37	PROCURADURÍA DE LA ADMINISTRACIÓN	208,500		208,500
	Becas de Estudio	208,500		208,500
40	TRIBUNAL ELECTORAL	9,354,919		9,354,919
	Pensiones y Jubilaciones	45,000		45,000
	A Personas	520,000		520,000
	Becas de Estudio	402,919		402,919
	Al Sector Privado	8,382,000		8,382,000
	Al Sector Externo	5,000		5,000
41	FISCALÍA GENERAL ELECTORAL	36,998		36,998
	Becas de Estudio	36,998		36,998
45	OTROS GASTOS DE LA ADMINISTRACIÓN	76,000		76,000
	Becas de Estudio	76,000		76,000
46	TRIBUNAL DE CUENTAS	55,100		55,100
	A Personas	40,100		40,100
	Becas de Estudio	15,000		15,000
47	FISCALÍA GENERAL DE CUENTAS	25,000		25,000
	A Personas	4,000		4,000


ASAMBLEA NACIONAL
PANAMÁ

	Becas de Estudio	21,000	21,000
49	DEFENSORÍA DEL PUEBLO	95,000	95,000
	A Personas	12,000	12,000
	Becas de Estudio	79,000	79,000
	Al Sector Externo	4,000	4,000

ARTÍCULO 38. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	729,867,818
03	PRESIDENCIA DE LA REPÚBLICA	257,063,818
	SENACYT	32,685,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.	13,811,000
	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	12,416,400
	EMPRESA METRO DE PANAMÁ, S.A.	198,151,418
07	MINISTERIO DE EDUCACIÓN	251,354,300
	IFARHU	164,447,300
	INAC	14,679,000
	SERTV	110,700
	INSTITUTO PANAMEÑO DE DEPORTES	49,645,000
	IPHE	1,630,000
	UNACHI	6,410,200
	UNIV. DE PANAMÁ	3,413,100
	UNIV. MARÍTIMA INTERNACIONAL DE PANAMÁ	2,500,000
	UDELAS	5,583,000
	UNIV. TECNOLÓGICA	2,936,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	41,363,800
	AMPYME	10,600,000
	ACODECO	1,500,000
	AUTORIDAD DE TURISMO DE PANAMÁ	26,000,000
	AGENCIA PANAMÁ - PACÍFICO	3,263,800
10	MINISTERIO DE DESARROLLO AGROPECUARIO	50,269,800
	IDIAP	2,269,200
	ARAP	800,600
	IMA	44,700,000
	BDA	2,500,000
	ISA	
12	MINISTERIO DE SALUD	86,108,600
	INST. CONMEMORATIVO GORGAS	5,401,000
	IDAAN	55,707,600


ASAMBLEA NACIONAL
PANAMÁ

	AUTORIDAD DE ASEO	25,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	169,300
	INADEH	169,300
16	MINISTERIO DE ECONOMÍA Y FINANZAS	19,452,300
	ANAM	5,677,300
	AUTORIDAD NACIONAL DE ADUANAS	1,275,000
	DIR. GRAL. DE CONTRATACIONES PÚBLICAS	800,000
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	200,000
	EMPRESAS DE GENERACIÓN ELÉCTRICA, S.A.	7,500,000
	EMPRESAS DE TRANSMISIÓN ELÉCTRICA, S.A.	4,000,000
	ZONA LIBRE DE COLÓN	
17	MINISTERIO DE GOBIERNO	20,383,900
	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	15,750,000
	AUTORIDAD DE PASAPORTE DE PANAMÁ	2,500,000
	AERONÁUTICA CIVIL	2,133,900
21	MINISTERIO DE DESARROLLO SOCIAL	3,702,000
	SECRETARÍA NACIONAL DE DISCAPACIDAD	2,000,000
	INAMU	1,000,000
	SENIAF	702,000

CAPÍTULO XXVII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 39. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el 2015, según el siguiente detalle:

INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	320,852,700
FONDO DE SEGURO EDUCATIVO	320,852,700
Ingresos Tributarios	320,852,700
Impuestos Directos	320,852,700
Seguro Educativo	320,852,700
MINISTERIO DE EDUCACIÓN	104,196,900



Educación Agropecuaria	15,224,500
Fondo Exon. de Matrícula	86,630,200
Capacitación Gremial Docente	2,342,200
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	11,711,100
Educación Sindical	11,711,100
IFARHU	135,849,100
Becas	115,349,100
Créditos Educativo	20,500,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	14,053,300
Gastos de Funcionamiento	14,053,300
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	43,331,200
Programas Regulares (INADEH / MITRADEL)	32,791,200
Capacitación del Recurso Humano del Sector Privado	7,026,700
Formación Dual	3,513,300
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	11,711,100
Gastos de Funcionamiento	11,711,100




ASAMBLEA NACIONAL
PANAMÁ

TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 40. Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2015, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**5,027,766,459**	**1,008,968,500**	**6,036,734,959**	**3,980,129,323**	**2,056,605,636**	**6,036,734,959**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	4,583,400	10,600,000	15,183,400	4,557,900	10,625,500	15,183,400
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	187,361,500	15,750,000	203,111,500	165,559,000	37,552,500	203,111,500
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	21,876,900	0	21,876,900	17,957,000	3,919,900	21,876,900
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	13,003,600	8,708,500	21,712,100	19,890,100	1,822,000	21,712,100
AUTORIDAD NACIONAL DEL AMBIENTE	27,436,200	12,191,300	39,627,500	26,169,100	13,458,400	39,627,500
AUTORIDAD NACIONAL DE ADUANAS	30,757,300	1,275,000	32,032,300	29,728,900	2,303,400	32,032,300
CAJA DE SEGURO SOCIAL	3,920,938,000	575,913,000	4,496,851,000	3,091,434,034	1,405,416,966	4,496,851,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	7,297,900	5,401,000	12,698,900	7,197,900	5,501,000	12,698,900
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	1,140,800	0	1,140,800	1,076,800	64,000	1,140,800
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	10,296,300	1,500,000	11,796,300	10,026,300	1,770,000	11,796,300
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,622,300	0	1,622,300	1,545,800	76,500	1,622,300
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	147,738,000	189,047,300	336,785,300	24,987,600	311,797,700	336,785,300
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,363,000	2,000,000	7,363,000	5,303,500	2,059,500	7,363,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,786,100	0	6,786,100	6,587,400	198,700	6,786,100
INST. DE INVESTIGACIONES AGROPECUARIAS	11,076,300	2,869,200	13,945,500	10,991,200	2,954,300	13,945,500
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,208,000	1,166,600	9,374,600	8,208,000	1,166,600	9,374,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,241,100	3,500,000	6,741,100	3,196,700	3,544,400	6,741,100
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,729,056	200,000	1,929,056	1,689,856	239,200	1,929,056
INSTITUTO NACIONAL DE CULTURA	18,650,000	14,679,000	33,329,000	18,545,200	14,783,800	33,329,000



Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	14,253,300	110,700	14,364,000	12,003,000	2,361,000	14,364,000
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,283,600	35,885,000	39,168,600	3,283,600	35,885,000	39,168,600
INSTITUTO NACIONAL DE LA MUJER	2,615,300	1,000,000	3,615,300	2,559,600	1,055,700	3,615,300
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	5,043,000	702,000	5,745,000	5,026,900	718,100	5,745,000
INSTITUTO PANAMEÑO DE DEPORTES	15,727,400	49,645,000	65,372,400	15,602,600	49,769,800	65,372,400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	43,481,200	169,300	43,650,500	14,377,100	29,273,400	43,650,500
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	36,462,200	1,630,000	38,092,200	36,163,600	1,928,600	38,092,200
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,632,700	2,500,000	7,132,700	4,317,700	2,815,000	7,132,700
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	12,400,000	0	12,400,000	12,400,000	0	12,400,000
AUTORIDAD DE TURISMO DE PANAMÁ	53,899,000	26,000,000	79,899,000	22,140,800	57,758,200	79,899,000
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	5,430,500	13,811,000	19,241,500	5,425,800	13,815,700	19,241,500
REGISTRO PÚBLICO DE PANAMÁ	65,943,771	58,000	66,001,771	63,242,951	2,758,820	66,001,771
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	2,942,400	0	2,942,400	2,660,900	281,500	2,942,400
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	38,368,200	6,410,200	44,778,400	37,115,600	7,662,800	44,778,400
UNIVERSIDAD DE PANAMÁ	195,255,500	14,139,400	209,394,900	192,186,900	17,208,000	209,394,900
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,833,378	2,500,000	10,333,378	7,570,078	2,763,300	10,333,378
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	15,016,600	5,583,000	20,599,600	14,765,100	5,834,500	20,599,600
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	75,681,200	4,024,000	79,705,200	74,247,200	5,458,000	79,705,200
ZONA FRANCA DE BARÚ	391,454	0	391,454	387,604	3,850	391,454



ARTÍCULO 41. Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	2,130,038,613	1,794,474,110	55,381,600	225,000	10,000	3,980,129,323
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	4,440,400	117,500	0	0	0	4,557,900
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	30,134,200	135,424,800	0	0	0	165,559,000
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	16,932,650	799,350	0	225,000	0	17,957,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	19,806,800	83,300	0	0	0	19,890,100
AUTORIDAD NACIONAL DEL AMBIENTE	25,529,200	639,900	0	0	0	26,169,100
AUTORIDAD NACIONAL DE ADUANAS	29,442,900	286,000	0	0	0	29,728,900
CAJA DE SEGURO SOCIAL	1,448,841,624	1,642,592,410	0	0	0	3,091,434,034
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	7,008,000	189,900	0	0	0	7,197,900
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	954,100	122,700	0	0	0	1,076,800
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,660,400	365,900	0	0	0	10,026,300
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,441,600	104,200	0	0	0	1,545,800
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	23,582,900	1,404,700	0	0	0	24,987,600
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,310,600	992,900	0	0	0	5,303,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,448,700	138,700	0	0	0	6,587,400
INST. DE INVESTIGACIONES AGROPECUARIAS	10,807,900	183,300	0	0	0	10,991,200
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	7,793,000	415,000	0	0	0	8,208,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,102,100	94,600	0	0	0	3,196,700
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,609,356	80,500	0	0	0	1,689,856
INSTITUTO NACIONAL DE CULTURA	17,818,500	726,700	0	0	0	18,545,200
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	12,003,000	0	0	0	0	12,003,000
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,187,000	96,600	0	0	0	3,283,600
INSTITUTO NACIONAL DE LA MUJER	2,476,300	83,300	0	0	0	2,559,600
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	4,938,100	88,800	0	0	0	5,026,900
INSTITUTO PANAMEÑO DE DEPORTES	12,618,100	2,984,500	0	0	0	15,602,600


ASAMBLEA NACIONAL
PANAMÁ

Continuación...

GASTOS CORRIENTES DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	14,377,100	0	0	0	0	14,377,100
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	35,321,400	842,200	0	0	0	36,163,600
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,317,700	0	0	0	0	4,317,700
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	12,400,000	0	0	0	0	12,400,000
AUTORIDAD DE TURISMO DE PANAMÁ	12,476,900	2,213,900	7,450,000	0	0	22,140,800
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	5,341,700	84,100	0	0	0	5,425,800
REGISTRO PÚBLICO DE PANAMÁ	15,150,901	160,450	47,931,600	0	0	63,242,951
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	2,235,700	425,200	0	0	0	2,660,900
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	36,968,500	147,100	0	0	0	37,115,600
UNIVERSIDAD DE PANAMÁ	190,661,800	1,525,100	0	0	0	192,186,900
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,423,678	146,400	0	0	0	7,570,078
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	14,650,800	114,300	0	0	0	14,765,100
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	73,475,400	761,800	0	0	10,000	74,247,200
ZONA FRANCA DE BARÚ	349,604	38,000	0	0	0	387,604


ASAMBLEA NACIONAL
PANAMÁ

ARTÍCULO 42. Se aprueban los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,041,820,300**	**13,001,370**	**0**	**1,783,966**	**2,056,605,636**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	10,600,000	25,500	0	0	10,625,500
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	36,999,800	552,700	0	0	37,552,500
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	3,919,900	0	0	0	3,919,900
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	1,771,000	51,000	0	0	1,822,000
AUTORIDAD NACIONAL DEL AMBIENTE	13,331,300	127,100	0	0	13,458,400
AUTORIDAD NACIONAL DE ADUANAS	1,275,000	1,028,400	0	0	2,303,400
CAJA DE SEGURO SOCIAL	1,403,633,000	0	0	1,783,966	1,405,416,966
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	5,401,000	100,000	0	0	5,501,000
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	0	64,000	0	0	64,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	1,500,000	270,000	0	0	1,770,000
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	76,500	0	0	76,500
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	309,263,300	2,534,400	0	0	311,797,700
SECRETARÍA NACIONAL DE DISCAPACIDAD	2,000,000	59,500	0	0	2,059,500
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	198,700	0	0	198,700
INST. DE INVESTIGACIONES AGROPECUARIAS	2,869,200	85,100	0	0	2,954,300
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	1,166,600	0	0	0	1,166,600
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,500,000	44,400	0	0	3,544,400
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	200,000	39,200	0	0	239,200
INSTITUTO NACIONAL DE CULTURA	14,679,000	104,800	0	0	14,783,800
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,361,000	0	0	0	2,361,000
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	35,885,000	0	0	0	35,885,000
INSTITUTO NACIONAL DE LA MUJER	1,000,000	55,700	0	0	1,055,700
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	702,000	16,100	0	0	718,100
INSTITUTO PANAMEÑO DE DEPORTES	49,645,000	124,800	0	0	49,769,800


ASAMBLEA NACIONAL
PANAMÁ

Continuación...

GASTOS DE CAPITAL DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	29,273,400	0	0	0	29,273,400
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,630,000	298,600	0	0	1,928,600
AUTORIDAD DE PASAPORTES DE PANAMÁ	2,500,000	315,000	0	0	2,815,000
AUTORIDAD DE TURISMO DE PANAMÁ	57,517,200	241,000	0	0	57,758,200
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	13,811,000	4,700	0	0	13,815,700
REGISTRO PÚBLICO DE PANAMÁ	2,730,000	28,820	0	0	2,758,820
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	0	281,500	0	0	281,500
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	6,410,200	1,252,600	0	0	7,662,800
UNIVERSIDAD DE PANAMÁ	14,139,400	3,068,600	0	0	17,208,000
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	2,500,000	263,300	0	0	2,763,300
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	5,583,000	251,500	0	0	5,834,500
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	4,024,000	1,434,000	0	0	5,458,000
ZONA FRANCA DE BARÚ	0	3,850	0	0	3,850





CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2015:

Ingresos Totales	15,183,400
Menos: Aumento de Reservas	
Ingresos Disponibles	15,183,400
Gastos	15,183,400

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	15,183,400
102.1.0.0.0.00.	INGRESOS CORRIENTES	4,583,400
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,583,400
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,583,400
102.1.2.3.1.00.	GOBIERNO CENTRAL	4,583,400
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	4,583,400
102.2.0.0.0.00.	INGRESOS DE CAPITAL	10,600,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10,600,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10,600,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	10,600,000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	10,600,000

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,032,080
Fomento y Desarrollo	551,320
Total del Presupuesto de Funcionamiento	**4,583,400**
Inversión	
Garantías	2,500,000
Capacitación y Asistencia Técnica	5,100,000
Microcrédito	1,000,000
Capital Semilla	2,000,000
Total del Presupuesto de Inversión	**10,600,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**15,183,400**


ASAMBLEA NACIONAL
PANAMÁ

CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2015:

Ingresos Totales	203,111,500
Menos: Aumento de Reservas	
Ingresos Disponibles	203,111,500
Gastos	203,111,500

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTOR. DEL TRÁNSITO Y TRANSP. TERRESTRE	203,111,500
103.1.0.0.0.00.	INGRESOS CORRIENTES	187,361,500
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	187,361,500
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	147,105,000
103.1.2.3.1.00.	GOBIERNO CENTRAL	145,355,000
103.1.2.3.1.17.	MINISTERIO DE GOBIERNO	145,355,000
103.1.2.3.7.00.	SECTOR PRIVADO	1,750,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1,750,000
103.1.2.4.0.00.	TASAS Y DERECHOS	10,700,000
103.1.2.4.1.00.	DERECHOS	7,500,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	7,500,000
103.1.2.4.2.00.	TASAS	3,200,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,200,000
103.1.2.6.0.00.	INGRESOS VARIOS	29,556,500
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	20,300,000
103.1.2.6.0.25.	COLISIONES	1,256,500
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	8,000,000
103.2.0.0.0.00.	INGRESOS DE CAPITAL	15,750,000
103.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	15,750,000
103.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	15,750,000
103.2.3.2.1.00.	GOBIERNO CENTRAL	15,750,000
103.2.3.2.1.17.	MINISTERIO DE GOBIERNO	15,750,000

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	7,991,895
Desarrollo del Transporte y Operación	24,947,565



ASAMBLEA NACIONAL
PANAMÁ

Subsidios	133,172,240
Total del Presupuesto de Funcionamiento	**166,111,700**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	36,999,800
Total del Presupuesto de Inversión	**36,999,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**203,111,500**

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2015:

Ingresos Totales	21,876,900
Menos: Aumento de Reservas	
Ingresos Disponibles	21,876,900
Gastos	21,876,900

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	21,876,900
106.1.0.0.0.00.	INGRESOS CORRIENTES	21,876,900
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	21,876,900
106.1.2.4.0.00.	TASAS Y DERECHOS	21,776,900
106.1.2.4.2.00.	TASAS	21,776,900
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	20,459,100
106.1.2.4.2.68.	TASA PORTABILIDAD NUMERICA	1,317,800
106.1.2.6.0.00.	INGRESOS VARIOS	100,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	10,270,185
Regulación de los Servicios Públicos	7,686,815
Total del Presupuesto de Funcionamiento	**17,957,000**
Inversión	
Admón. y Reg. de los Servicios Públicos	3,919,900
Total del Presupuesto de Inversión	**3,919,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,876,900**



CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2015:

Ingresos Totales	21,712,100
Menos: Aumento de Reservas	
Ingresos Disponibles	21,712,100
Gastos	21,712,100

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

107.0.0.0.0.00.	AUTORIDAD NAC. ADMINISTRACIÓN DE TIERRAS	21,712,100
107.1.0.0.0.00.	INGRESOS CORRIENTES	13,003,600
107.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,003,600
107.1.2.1.0.00.	RENTA DE ACTIVOS	450,000
107.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	450,000
107.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	450,000
107.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,672,200
107.1.2.3.1.00.	GOBIERNO CENTRAL	10,672,200
107.1.2.3.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	10,672,200
107.1.2.4.0.00.	TASAS Y DERECHOS	1,831,400
107.1.2.4.2.00.	TASAS	1,831,400
107.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	1,581,400
107.1.2.4.2.20.	EXPEDICIÓN DE DOCUMENTO	50,000
107.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	200,000
107.1.2.6.0.00.	INGRESOS VARIOS	50,000
107.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000
107.2.0.0.0.00.	INGRESOS DE CAPITAL	8,708,500
107.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	8,708,500
107.2.1.1.0.00.	VENTA DE ACTIVOS	8,708,500
107.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	8,708,500
107.2.1.1.1.01.	TERRENOS	8,708,500

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,221,700


ASAMBLEA NACIONAL
PANAMÁ

Administración de Tierras	13,719,400
Total del Presupuesto de Funcionamiento	**19,941,100**
Inversión	
Programa Nal. de Titulación de Tierra	1,771,000
Total del Presupuesto de Inversión	**1,771,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,712,100**

CAPÍTULO VI
1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2015:

Ingresos Totales	39,627,500
Menos: Aumento de Reservas	
Ingresos Disponibles	39,627,500
Gastos	39,627,500

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	39,627,500
108.1.0.0.0.00.	INGRESOS CORRIENTES	27,436,200
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	27,436,200
108.1.2.1.0.00.	RENTA DE ACTIVOS	2,308,600
108.1.2.1.1.00.	ARRENDAMIENTOS	280,000
108.1.2.1.1.01.	ARRENDAMIENTOS	7,600
108.1.2.1.1.02.	DE LOTES Y TIERRAS	233,400
108.1.2.1.1.04.	DE VIVIENDAS	39,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	22,100
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	22,100
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,006,500
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	2,006,500
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,154,300
108.1.2.3.1.00.	GOBIERNO CENTRAL	14,154,300
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	14,154,300
108.1.2.4.0.00.	TASAS Y DERECHOS	10,479,400
108.1.2.4.1.00.	DERECHOS	10,479,400
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	7,000,000
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	686,100
108.1.2.4.1.45.	CONCESIONES VARIAS	1,493,300
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	1,300,000
108.1.2.6.0.00.	INGRESOS VARIOS	493,900
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	493,900
108.2.0.0.0.00.	INGRESOS DE CAPITAL	12,191,300
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,450,000
108.2.2.2.0.00.	CRÉDITO EXTERNO	2,450,000



108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	2,450,000
108.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	2,450,000
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	9,741,300
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	9,741,300
108.2.3.2.1.00.	GOBIERNO CENTRAL	5,677,300
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	5,677,300
108.2.3.2.8.00.	SECTOR EXTERNO	4,064,000
108.2.3.2.8.17.	DONACIONES VARIAS	4,064,000

ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,853,666
Áreas Protegidas y Vida Silvestre	4,221,072
Gestión Ambiental	3,852,070
Gestión Integrada de Cuencas Hidrog.	3,369,392
Total del Presupuesto de Funcionamiento	**26,296,200**
Inversión	
Investigación y Manejo de Rec. Naturales	7,869,400
Conservación y Desarrollo Sostenible	2,896,000
Fortalecimiento Institucional	2,565,900
Total del Presupuesto de Inversión	**13,331,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**39,627,500**

CAPÍTULO VII
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2015:

Ingresos Totales	32,032,300
Menos: Aumento de Reservas	
Ingresos Disponibles	32,032,300
Gastos	32,032,300

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.		32,032,300
109.1.0.0.0.00.	INGRESOS CORRIENTES	30,757,300
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,757,300
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,602,800
109.1.2.3.1.00.	GOBIERNO CENTRAL	25,602,800



109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	25,602,800
109.1.2.6.0.00.	INGRESOS VARIOS	5,154,500
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,154,500
109.2.0.0.0.00.	INGRESOS DE CAPITAL	1,275,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,275,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,275,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	1,275,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,275,000

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	22,932,000
Operaciones Aduaneras	7,825,300
Total del Presupuesto de Funcionamiento	**30,757,300**
Inversión	
Desarrollo del Sistema Aduanero	1,275,000
Total del Presupuesto de Inversión	**1,275,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,032,300**

CAPÍTULO VIII

1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2015:

Ingresos Totales	4,496,851,000
Menos: Aumento de Reservas	
Ingresos Disponibles	4,496,851,000
Gastos	4,496,851,000

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	4,496,851,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	3,920,938,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	3,207,229,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	3,207,229,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	3,207,229,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	2,973,384,000
110.1.1.1.3.02.	PRIMAS DE SEGURO-RIESGOS PROFESIONALES	233,845,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	545,705,000


ASAMBLEA NACIONAL
PANAMÁ

110.1.2.1.0.00.	RENTA DE ACTIVOS	1,440,000
110.1.2.1.1.00.	ARRENDAMIENTOS	300,000
110.1.2.1.1.04.	DE VIVIENDAS	300,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,140,000
110.1.2.1.4.10.	PRIMAS DE SEGURO	1,140,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	417,786,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	417,786,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	417,786,000
110.1.2.6.0.00.	INGRESOS VARIOS	126,479,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	7,000,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	56,241,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	46,826,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	16,412,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	168,004,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	4,458,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	1,886,000
110.1.3.1.0.17.	A SECTOR PRIVADO	2,572,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	161,646,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	34,009,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	127,637,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,900,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	404,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,496,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	575,913,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	46,220,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,640,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	1,260,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	1,260,000
110.2.1.3.7.00.	SECTOR PRIVADO	6,380,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	2,680,000
110.2.1.3.7.05.	PRÉSTAMOS PERSONALES	3,700,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	38,580,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	38,580,000
110.2.1.4.1.01.	VALORES PÚBLICOS	38,580,000
110.2.6.0.0.00.	RESERVA	529,693,000
110.2.6.0.0.00.	USO DE RESERVA	529,693,000
110.2.6.0.1.00.	USO DE RESERVA	529,693,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	529,693,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	860,000
Administración	142,864,000
Enfermedad y Maternidad	1,202,212,000



Invalidez, Vejez y Muerte	1,486,975,000
Riesgos Profesionales	212,765,000
Fondo Complementario	46,826,000
SIACAP	312,000
Fideicomiso IRHE - INTEL	404,000
Total del Presupuesto de Funcionamiento	**3,093,218,000**
Inversión	
Remod. y Const. de Estaciones. de Salud	214,984,000
Adquisición de Maquinaria y Equipos	60,682,000
Inversiones Financieras	1,127,967,000
Total del Presupuesto de Inversión	**1,403,633,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,496,851,000**

CAPÍTULO IX
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2015:

Ingresos Totales	12,698,900
Menos: Aumento de Reservas	
Ingresos Disponibles	12,698,900
Gastos	12,698,900

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	12,698,900
111.1.0.0.0.00.	INGRESOS CORRIENTES	7,297,900
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,297,900
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,897,100
111.1.2.3.1.00.	GOBIERNO CENTRAL	6,897,100
111.1.2.3.1.12.	MINISTERIO DE SALUD	6,897,100
111.2.0.0.0.00.	INGRESOS DE CAPITAL	5,401,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,401,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,401,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	5,401,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	5,401,000

ARTÍCULO 66. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación


ASAMBLEA NACIONAL
PANAMÁ

se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,055,000
Investigación en Salud Pública	4,242,900
Total del Presupuesto de Funcionamiento	**7,297,900**
Inversión	
Const. y Remodelac. de Instalaciones	2,300,350
Investigación	3,100,650
Total del Presupuesto de Inversión	**5,401,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,698,900**

CAPÍTULO X
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2015:

Ingresos Totales	1,140,800
Menos: Aumento de Reservas	
Ingresos Disponibles	1,140,800
Gastos	1,140,800

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

112.0.0.0.0.00.	CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	1,140,800
112.1.0.0.0.00.	INGRESOS CORRIENTES	1,140,800
112.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,140,800
112.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,140,800
112.1.2.3.1.00.	GOBIERNO CENTRAL	1,140,800
112.1.2.3.1.12.	MINISTERIO DE SALUD	1,140,800

ARTÍCULO 69. Para la ejecución de programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imág. Moleculares	1,140,800
Total del Presupuesto de Funcionamiento	**1,140,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,140,800**



CAPÍTULO XI
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2015:

Ingresos Totales	11,796,300
Menos: Aumento de Reservas	
Ingresos Disponibles	11,796,300
Gastos	11,796,300

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	11,796,300
114.1.0.0.0.00.	INGRESOS CORRIENTES	10,296,300
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,296,300
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,296,300
114.1.2.3.1.00.	GOBIERNO CENTRAL	10,296,300
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	10,296,300
114.2.0.0.0.00.	INGRESOS DE CAPITAL	1,500,000
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,500,000
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,500,000
114.2.3.2.1.00.	GOBIERNO CENTRAL	1,500,000
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,500,000

ARTÍCULO 72. Para la ejecución de programa de funcionamiento se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,719,500
Libre Competencia	860,000
Protección al Consumidor	2,716,800
Total del Presupuesto de Funcionamiento	**10,296,300**
Inversión	
Programa de Promoción de la Competencia	1,500,000
Total del Presupuesto de Inversión	**1,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,796,300**

CAPÍTULO XII
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 73. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de


ASAMBLEA NACIONAL
PANAMÁ

ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2015:

Ingresos Totales	1,622,300
Menos: Aumento de Reservas	
Ingresos Disponibles	1,622,300
Gastos	1,622,300

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,622,300
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,622,300
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,622,300
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,622,300
115.1.2.3.1.00.	GOBIERNO CENTRAL	1,622,300
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,622,300

ARTÍCULO 75. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,622,300
Total del Presupuesto de Funcionamiento	**1,622,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,622,300**

CAPÍTULO XIII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2015:

Ingresos Totales	336,785,300
Menos: Aumento de Reservas	
Ingresos Disponibles	336,785,300
Gastos	336,785,300

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:


ASAMBLEA NACIONAL
PANAMA

120.0.0.0.0.00.	IFARHU	336,785,300
120.1.0.0.0.00.	INGRESOS CORRIENTES	147,738,000
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	135,849,100
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	135,849,100
120.1.1.1.4.00.	SEGURO EDUCATIVO	135,849,100
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	135,849,100
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,888,900
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,366,900
120.1.2.3.7.00.	SECTOR PRIVADO	1,366,900
120.1.2.3.7.02.	PAPELERA ISTMEÑA	7,000
120.1.2.3.7.03.	OTRAS DONACIONES	1,359,900
120.1.2.4.0.00.	TASAS Y DERECHOS	3,200,000
120.1.2.4.2.00.	TASAS	3,200,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	3,200,000
120.1.2.6.0.00.	INGRESOS VARIOS	322,000
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	42,000
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	280,000
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,000,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,000,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,000,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	189,047,300
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	18,000,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	18,000,000
120.2.1.3.7.00.	SECTOR PRIVADO	18,000,000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	18,000,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	164,447,300
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	164,447,300
120.2.3.2.1.00.	GOBIERNO CENTRAL	164,447,300
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	164,447,300
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	6,600,000
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	6,600,000
120.2.4.2.0.01.	SALDO DE CAPITAL	6,600,000

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	25,234,301
Asistencia y Crédito Educativo	1,774,382
Planificación de Recursos Humanos	513,317
Total del Presupuesto de Funcionamiento	**27,522,000**
Inversión	
Crédito Educativo	20,500,000
Construcciones, Mej. y Equipamiento	6,600,000


ASAMBLEA NACIONAL
PANAMÁ

Becas de Asistencia Educ y Auxilio Econ	281,663,300
Convenio Hewlett Packard	500,000
Total del Presupuesto de Inversión	**309,263,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**336,785,300**

CAPÍTULO XIV
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD. para la vigencia fiscal de 2015:

Ingresos Totales	7,363,000
Menos: Aumento de Reservas	
Ingresos Disponibles	7,363,000
Gastos	7,363,000

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SENADIS	7,363,000
121.1.0.0.0.00.	INGRESOS CORRIENTES	5,363,000
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,363,000
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,363,000
121.1.2.3.1.00.	GOBIERNO CENTRAL	5,363,000
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	5,363,000
121.2.0.0.0.00.	INGRESOS DE CAPITAL	2,000,000
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,000,000
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,000,000
121.2.3.2.1.00.	GOBIERNO CENTRAL	2,000,000
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,000,000

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,613,800
Equiparación de Oportunidades	2,749,200
Total del Presupuesto de Funcionamiento	**5,363,000**
Inversión	
Construcción, Mejoras, Equip. y Cap.	405,000
Equiparación de Oportunidades	1,595,000
Total del Presupuesto de Inversión	**2,000,000**



TOTAL DEL PRESUPUESTO DE GASTOS	**7,363,000**

CAPÍTULO XV
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2015:

Ingresos Totales	6,786,100
Menos: Aumento de Reservas	
Ingresos Disponibles	6,786,100
Gastos	6,786,100

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,786,100
124.1.0.0.0.00.	INGRESOS CORRIENTES	6,786,100
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,786,100
124.1.2.1.0.00.	RENTA DE ACTIVOS	1,800,000
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,800,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,800,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,786,100
124.1.2.3.1.00.	GOBIERNO CENTRAL	4,786,100
124.1.2.3.1.12.	MINISTERIO DE SALUD	4,786,100
124.1.2.6.0.00.	INGRESOS VARIOS	200,000
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	200,000

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,872,680
Protección y Seguridad Alimentaria	3,913,420
Total del Presupuesto de Funcionamiento	**6,786,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,786,100**

CAPÍTULO XVI
1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES



AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2015:

Ingresos Totales	13,945,500
Menos: Aumento de Reservas	
Ingresos Disponibles	13,945,500
Gastos	13,945,500

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	13,945,500
125.1.0.0.0.00.	INGRESOS CORRIENTES	11,076,300
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,076,300
125.1.2.1.0.00.	RENTA DE ACTIVOS	600,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,476,300
125.1.2.3.1.00.	GOBIERNO CENTRAL	10,476,300
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	10,476,300
125.2.0.0.0.00.	INGRESOS DE CAPITAL	2,869,200
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,869,200
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,869,200
125.2.3.2.1.00.	GOBIERNO CENTRAL	2,269,200
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,269,200
125.2.3.2.8.00.	SECTOR EXTERNO	600,000
125.2.3.2.8.08.	DONACIONES VARIAS	600,000

ARTÍCULO 87. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	4,642,039
Investigaciones Agropecuarias	6,434,261
Total del Presupuesto de Funcionamiento	**11,076,300**
Inversión	
Investigación e Innovación Agropecuaria	898,700
Apoyo Invest. e innovación Agropecuaria	1,880,000
Crédito de Contingencia	90,500
Total del Presupuesto de Inversión	**2,869,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,945,500**


ASAMBLEA NACIONAL
PANAMÁ

CAPÍTULO XVII
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2015:

Ingresos Totales	9,374,600
Menos: Aumento de Reservas	
Ingresos Disponibles	9,374,600
Gastos	9,374,600

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	9,374,600
126.1.0.0.0.00.	INGRESOS CORRIENTES	8,208,000
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,208,000
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,779,000
126.1.2.3.1.00.	GOBIERNO CENTRAL	5,779,000
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,779,000
126.1.2.4.0.00.	TASAS Y DERECHOS	1,729,000
126.1.2.4.1.00.	DERECHOS	1,729,000
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	1,729,000
126.1.2.6.0.00.	INGRESOS VARIOS	700,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	700,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	1,166,600
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,166,600
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,166,600
126.2.3.2.1.00.	GOBIERNO CENTRAL	800,600
126.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	800,600
126.2.3.2.8.00.	SECTOR EXTERNO	366,000
126.2.3.2.8.03.	DONACIÓN GEF- ARAP	366,000

ARTÍCULO 90. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Admón. de los Recursos Acuáticos	3,426,200
Desarr. y Conserv. Rec. Acuáticos	4,781,800
Total del Presupuesto de Funcionamiento	**8,208,000**
Inversión	
Invest. y Desar. Recursos Acuáticos	1,166,600
Total del Presupuesto de Inversión	**1,166,600**


ASAMBLEA NACIONAL
PANAMÁ

TOTAL DEL PRESUPUESTO DE GASTOS 9,374,600

CAPÍTULO XVIII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 91. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2015:

Ingresos Totales	6,741,100
Menos: Aumento de Reservas	
Ingresos Disponibles	6,741,100
Gastos	6,741,100

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	CONTRATACIONES PÚBLICAS	6,741,100
127.1.0.0.0.00.	INGRESOS CORRIENTES	3,241,100
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,241,100
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,241,100
127.1.2.3.1.00.	GOBIERNO CENTRAL	3,241,100
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,241,100
127.2.0.0.0.00.	INGRESOS DE CAPITAL	3,500,000
127.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,700,000
127.2.2.2.0.00.	CRÉDITO EXTERNO	2,700,000
127.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	2,700,000
127.2.2.2.1.59.	BIRF - CONTRATACIONES PÚBLICAS	2,700,000
127.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	800,000
127.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	800,000
127.2.3.2.1.00.	GOBIERNO CENTRAL	800,000
127.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	800,000

ARTÍCULO 93. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admon. y Regulac. de las Contrataciones	1,682,900
Admon.y Desarrollo de la Compras Gub.	1,558,200
Total del Presupuesto de Funcionamiento	**3,241,100**
Inversión	
Modernización de los Serv. de Cont. Púb.	3,500,000
Total del Presupuesto de Inversión	**3,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,741,100**


ASAMBLEA NACIONAL
PANAMÁ

CAPÍTULO XIX
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 94. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2015:

Ingresos Totales	1,929,056
Menos: Aumento de Reservas	
Ingresos Disponibles	1,929,056
Gastos	1,929,056

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL DE CONTRATACIONES PÚBLICAS	1,929,056
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,729,056
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,729,056
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,729,056
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,729,056
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,729,056
128.2.0.0.0.00.	INGRESOS DE CAPITAL	200,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	200,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	200,000
128.2.3.2.1.00.	GOBIERNO CENTRAL	200,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	200,000

ARTÍCULO 96. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	965,750
Operaciones Juridiccionales	763,306
Total del Presupuesto de Funcionamiento	**1,729,056**
Inversión	
Modernización del Sistema Jurídico	200,000
Total del Presupuesto de Inversión	**200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,929,056**

CAPÍTULO XX
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para


ASAMBLEA NACIONAL
PANAMÁ

la vigencia fiscal de 2015:

Ingresos Totales	33,329,000
Menos: Aumento de Reservas	
Ingresos Disponibles	33,329,000
Gastos	33,329,000

ARTÍCULO 98 El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	33,329,000
130.1.0.0.0.00.	INGRESOS CORRIENTES	18,650,000
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	18,650,000
130.1.2.1.0.00.	RENTA DE ACTIVOS	426,000
130.1.2.1.1.00.	ARRENDAMIENTOS	240,000
130.1.2.1.1.01.	ARRENDAMIENTOS	240,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	6,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	6,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	180,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	180,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	17,858,000
130.1.2.3.1.00.	GOBIERNO CENTRAL	17,858,000
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	17,858,000
130.1.2.4.0.00.	TASAS Y DERECHOS	180,000
130.1.2.4.1.00.	DERECHOS	180,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	180,000
130.1.2.6.0.00.	INGRESOS VARIOS	186,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	186,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	14,679,000
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	14,679,000
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	14,679,000
130.2.3.2.1.00.	GOBIERNO CENTRAL	14,679,000
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	14,679,000

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	10,391,500
Patrimonio Histórico	1,221,800
Extensión Cultural	3,411,900
Educación Artística	3,624,800
Total del Presupuesto de Funcionamiento	**18,650,000**
Inversión	
Mantenimiento y Restauraciones de Obras	14,679,000



Total del Presupuesto de Inversión	**14,679,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**33,329,000**

CAPÍTULO XXI
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2015:

Ingresos Totales	14,364,000
Menos: Aumento de Reservas	
Ingresos Disponibles	14,364,000
Gastos	14,364,000

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.0.00.	SISTEMA DE RADIO Y TELEVISIÓN	14,364,000
131.1.0.0.0.0.00.	INGRESOS CORRIENTES	14,253,300
131.1.1.0.0.0.00.	INGRESOS TRIBUTARIOS	14,053,300
131.1.1.1.0.0.00.	IMPUESTOS DIRECTOS	14,053,300
131.1.1.1.4.00.	SEGURO EDUCATIVO	14,053,300
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	14,053,300
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	200,000
131.1.2.6.0.00.	INGRESOS VARIOS	200,000
131.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	200,000
131.2.0.0.0.00.	INGRESOS DE CAPITAL	110,700
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	110,700
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	110,700
131.2.3.2.1.00.	GOBIERNO CENTRAL	110,700
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	110,700

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	200,000
Total del Presupuesto de Funcionamiento	**200,000**
Inversión	
Modernización de Radio y Telev. Estatal	2,361,000
Total del Presupuesto de Inversión	**2,361,000**
Seguro Educativo	
Dirección y Administración General SE	5,673,418
Operaciones de Radio y Televisión SE	6,129,582



Total del Presupuesto de Seguro Educativo	**11,803,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,364,000**

CAPÍTULO XXII
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2015:

Ingresos Totales	39,168,600
Menos: Aumento de Reservas	
Ingresos Disponibles	39,168,600
Gastos	39,168,600

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOG. E INN.	39,168,600
132.1.0.0.0.00.	INGRESOS CORRIENTES	3,283,600
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,283,600
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,283,600
132.1.2.3.1.00.	GOBIERNO CENTRAL	3,283,600
132.1.2.3.1.03.	PRESIDENCIA	3,283,600
132.2.0.0.0.00.	INGRESOS DE CAPITAL	35,885,000
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,200,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	3,200,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3,200,000
132.2.2.2.1.11.	SENACYT-BID	3,200,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	32,685,000
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	32,685,000
132.2.3.2.1.00.	GOBIERNO CENTRAL	32,685,000
132.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	32,685,000

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA INNOVACIÓN para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	3,283,600
Total del Presupuesto de Funcionamiento	**3,283,600**
Inversión	
Ciencia y Tecnología	35,885,000
Total del Presupuesto de Inversión	**35,885,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**39,168,600**



CAPÍTULO XXIII
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2015:

Ingresos Totales	3,615,300
Menos: Aumento de Reservas	
Ingresos Disponibles	3,615,300
Gastos	3,615,300

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	3,615,300
133.1.0.0.0.00.	INGRESOS CORRIENTES	2,615,300
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,615,300
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,615,300
133.1.2.3.1.00.	GOBIERNO CENTRAL	2,615,300
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,615,300
133.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
133.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,000,000

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,538,800
Equidad e Igualdad de Género	76,500
Total del Presupuesto de Funcionamiento	**2,615,300**
Inversión	
Construcción y Equipamiento	831,000
Desarrollo de Oportunidad para Mujeres	169,000
Total del Presupuesto de Inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,615,300**

CAPÍTULO XXIV
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ,



ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2015:

Ingresos Totales	5,745,000
Menos: Aumento de Reservas	
Ingresos Disponibles	5,745,000
Gastos	5,745,000

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLECENCIA Y FAMILIA	5,745,000
134.1.0.0.0.00.	INGRESOS CORRIENTES	5,043,000
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,043,000
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,043,000
134.1.2.3.1.00.	GOBIERNO CENTRAL	5,043,000
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	5,043,000
134.2.0.0.0.00.	INGRESOS DE CAPITAL	702,000
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	702,000
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	702,000
134.2.3.2.1.00.	GOBIERNO CENTRAL	702,000
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	702,000

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,545,700
Prot. y Prom. Integral de Niñez y Adolec	2,497,300
Total del Presupuesto de Funcionamiento	**5,043,000**
Inversión	
Sistema de Protección Integral de Niñez	560,000
Impl. Derechos Niñez, Adolesc. Familia	142,000
Total del Presupuesto de Inversión	**702,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,745,000**

CAPÍTULO XXV
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2015:

Ingresos Totales	65,372,400
Menos: Aumento de Reservas	



Ingresos Disponibles	65,372,400
Gastos	65,372,400

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO NACIONAL DE DEPORTES	65,372,400
135.1.0.0.0.00.	INGRESOS CORRIENTES	15,727,400
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,727,400
135.1.2.1.0.00.	RENTA DE ACTIVOS	400,000
135.1.2.1.1.00.	ARRENDAMIENTOS	400,000
135.1.2.1.1.01.	ARRENDAMIENTOS	400,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,262,400
135.1.2.3.1.00.	GOBIERNO CENTRAL	15,262,400
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	15,262,400
135.1.2.6.0.00.	INGRESOS VARIOS	65,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	65,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	49,645,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	49,645,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	49,645,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	49,645,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	49,645,000

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,576,900
Fomento y Promoción del Deporte	6,307,300
Diseño Const. y Mant. de Obras e Inst.	2,405,300
Transferencias Varias	437,900
Total del Presupuesto de Funcionamiento	**15,727,400**
Inversión	
Construcciones y Mejoras	49,645,000
Total del Presupuesto de Inversión	**49,645,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,372,400**

CAPÍTULO XXVI

1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN


ASAMBLEA NACIONAL
PANAMÁ

PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2015:

Ingresos Totales	43,650,500
Menos: Aumento de Reservas	
Ingresos Disponibles	43,650,500
Gastos	43,650,500

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAP.	43,650,500
137.1.0.0.0.00.	INGRESOS CORRIENTES	43,481,200
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	43,331,200
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	43,331,200
137.1.1.1.4.00.	SEGURO EDUCATIVO	43,331,200
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	43,331,200
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	169,300
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	169,300
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	169,300
137.2.3.2.1.00.	GOBIERNO CENTRAL	169,300
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	169,300

ARTÍCULO 117. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAI Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	150,000
Total del Presupuesto de Funcionamiento	**150,000**
Inversión	
Construcciones y Mejoras a Obras	50,000
Granjas Sostenibles	600,000
Sistema de Formación Profesional - Dual	3,513,300
Formación y Capacitación Desarrollo H.	20,189,500
Fortalecimiento Institucional	4,920,600
Total del Presupuesto de Inversión	**29,273,400**
Seguro Educativo	
Dirección y Administración General	8,778,100
Formación de Recursos Humanos	5,449,000
Total del Presupuesto de Seguro Educativo	**14,227,100**



TOTAL DEL PRESUPUESTO DE GASTOS **43,650,500**

CAPÍTULO XXVII
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2015:

Ingresos Totales	38,092,200
Menos: Aumento de Reservas	
Ingresos Disponibles	38,092,200
Gastos	38,092,200

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INST. PANAMEÑO DE HABILITACIÓN ESPECIAL	38,092,200
140.1.0.0.0.00.	INGRESOS CORRIENTES	36,462,200
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	36,462,200
140.1.2.1.0.00.	RENTA DE ACTIVOS	313,000
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	307,500
140.1.2.1.3.09.	TALLERES ARTESANALES	300,000
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	7,500
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	1,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	35,692,200
140.1.2.3.1.00.	GOBIERNO CENTRAL	35,687,200
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	35,687,200
140.1.2.3.6.00.	MUNICIPIOS	5,000
140.1.2.3.6.01.	PANAMÁ	5,000
140.1.2.4.0.00.	TASAS Y DERECHOS	187,000
140.1.2.4.1.00.	DERECHOS	37,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	37,000
140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000
140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,630,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,630,000
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,630,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	1,630,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,630,000


ASAMBLEA NACIONAL
PANAMÁ

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,983,500
Servicios de Habilitación	26,183,100
Servicio de Apoyo	1,919,900
Producción y Capacitación Laboral	843,900
Transferencias Varias	531,800
Total del Presupuesto de Funcionamiento	**36,462,200**
Inversión	
Construcciones y Reparaciones	1,150,000
Suministros y Equipamiento	480,000
Total del Presupuesto de Inversión	**1,630,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**38,092,200**

CAPÍTULO XXVIII
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2015:

Ingresos Totales	7,132,700
Menos: Aumento de Reservas	
Ingresos Disponibles	7,132,700
Gastos	7,132,700

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

141.0.0.0.0.00.	PASAPORTES	7,132,700
141.1.0.0.0.00.	INGRESOS CORRIENTES	4,632,700
141.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,632,700
141.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,807,200
141.1.2.3.1.00.	GOBIERNO CENTRAL	3,807,200
141.1.2.3.1.17.	MINISTERIO DE GOBIERNO	3,807,200
141.1.2.6.0.00.	INGRESOS VARIOS	825,500
141.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	497,600
141.1.2.6.0.99.	OTROS INGRESOS VARIOS	327,900
141.2.0.0.0.00.	INGRESOS DE CAPITAL	2,500,000
141.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
141.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000


ASAMBLEA NACIONAL
PANAMÁ

141.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
141.2.3.2.1.17.	MINISTERIO DE GOBIERNO	2,500,000

ARTÍCULO 123. Para la ejecución de programas de funcionamiento se aprueba el presupuesto de gastos del AUTORIDAD DE PASAPORTES DE PANAMÁ para vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,155,900
Expedición y Autorización de Pasaporte	476,800
Total del Presupuesto de Funcionamiento	**4,632,700**
Inversión	
Modernización y Actualización Pasaporte	2,500,000
Total del Presupuesto de Inversión	**2,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,132,700**

CAPÍTULO XXIX
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2015:

Ingresos Totales	12,400,000
Menos: Aumento de Reservas	
Ingresos Disponibles	12,400,000
Gastos	12,400,000

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMENO AUTÓNOMO COOPERATIVO	12,400,000
142.1.0.0.0.00.	INGRESOS CORRIENTES	12,400,000
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	11,711,100
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	11,711,100
142.1.1.1.4.00.	SEGURO EDUCATIVO	11,711,100
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	11,711,100
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	688,900
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	673,900
142.1.2.3.7.00.	SECTOR PRIVADO	673,900
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	673,900
142.1.2.6.0.00.	INGRESOS VARIOS	15,000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,000

ARTÍCULO 126. Para la ejecución de programas de funcionamiento se aprueba el presupuesto de gastos



del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	346,300
Promoción y Fortalecimiento	342,600
Total del Presupuesto de Funcionamiento	**688,900**
Seguro Educativo	
Dirección y Administración General S:E	4,294,800
Promoción y Fortalecimiento	7,416,300
Total del Presupuesto de Seguro Educativo	**11,711,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,400,000**

CAPÍTULO XXX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2015:

Ingresos Totales	79,899,000
Menos: Aumento de Reservas	
Ingresos Disponibles	79,899,000
Gastos	79,899,000

ARTÍCULO 128 El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD NACIONAL DE TURISMO	79,899,000
145.1.0.0.0.00.	INGRESOS CORRIENTES	53,899,000
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	32,499,000
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	32,499,000
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	32,499,000
145.1.1.2.4.03.	PASAJE AÉREO	12,000,000
145.1.1.2.4.04.	HOSPEDAJES	20,499,000
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	21,400,000
145.1.2.1.0.00.	RENTA DE ACTIVOS	2,100,000
145.1.2.1.1.00.	ARRENDAMIENTOS	2,100,000
145.1.2.1.1.01.	ARRENDAMIENTOS	2,100,000
145.1.2.4.0.00.	TASAS Y DERECHOS	19,000,000
145.1.2.4.2.00.	TASAS	19,000,000
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	19,000,000
145.1.2.6.0.00.	INGRESOS VARIOS	300,000
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	300,000



145.2.0.0.0.00.	INGRESOS DE CAPITAL	26,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	26,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	26,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	26,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	26,000,000

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,914,900
Fomento del Turismo	6,908,900
Transferencias Varias	7,558,000
Total del Presupuesto de Funcionamiento	**22,381,800**
Inversión	
Promoción Turística	57,517,200
Total del Presupuesto de Inversión	**57,517,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**79,899,000**

CAPÍTULO XXXI
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2015:

Ingresos Totales	19,241,500
Menos: Aumento de Reservas	
Ingresos Disponibles	19,241,500
Gastos	19,241,500

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	INNOVACIÓN	19,241,500
146.1.0.0.0.00.	INGRESOS CORRIENTES	5,430,500
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,430,500
146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,430,500
146.1.2.3.1.00.	GOBIERNO CENTRAL	5,430,500
146.1.2.3.1.03.	PRESIDENCIA	5,430,500
146.2.0.0.0.00.	INGRESOS DE CAPITAL	13,811,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	13,811,000


ASAMBLEA NACIONAL
PANAMÁ

146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	13,811,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	13,811,000
146.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	13,811,000

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,073,614
Modernización de la Gestión Pública	2,356,886
Total del Presupuesto de Funcionamiento	**5,430,500**
Inversión	
Mejoras, Instalación y Equipamento	13,811,000
Total del Presupuesto de Inversión	**13,811,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,241,500**

CAPÍTULO XXXII
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2015:

Ingresos Totales	66,001,771
Menos: Aumento de Reservas	
Ingresos Disponibles	66,001,771
Gastos	66,001,771

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	66,001,771
148.1.0.0.0.00.	INGRESOS CORRIENTES	65,943,771
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	65,943,771
148.1.2.4.0.00.	TASAS Y DERECHOS	63,150,000
148.1.2.4.1.00.	DERECHOS	63,150,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	53,000,000
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	7,150,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	3,000,000
148.1.2.6.0.00.	INGRESOS VARIOS	2,793,771
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,793,771
148.2.0.0.0.00.	INGRESOS DE CAPITAL	58,000
148.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	58,000
148.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	58,000



148.2.3.2.8.00.	SECTOR EXTERNO	58,000
148.2.3.2.8.48.	SECTOR EXTERNO	58,000

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,023,929
Operaciones de Registro Público	5,919,126
Archivos Nacionales	1,272,666
Tansferencias Varias	48,056,050
Total del Presupuesto de Funcionamiento	**63,271,771**
Inversión	
Edificaciones	2,020,000
Equipo de Informática	710,000
Total del Presupuesto de Inversión	**2,730,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,001,771**

CAPÍTULO XXXIII
1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2015:

Ingresos Totales	2,942,400
Menos: Aumento de Reservas	
Ingresos Disponibles	2,942,400
Gastos	2,942,400

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

150.0.0.0.0.00.	AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO A LA INF.	2,942,400
150.1.0.0.0.00.	INGRESOS CORRIENTES	2,942,400
150.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,942,400
150.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,942,400
150.1.2.3.1.00.	GOBIERNO CENTRAL	2,942,400
150.1.2.3.1.03.	PRESIDENCIA	2,942,400

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,942,400
Total del Presupuesto de Funcionamiento	**2,942,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,942,400**

CAPÍTULO XXXIV
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2015:

Ingresos Totales	44,778,400
Menos: Aumento de Reservas	
Ingresos Disponibles	44,778,400
Gastos	44,778,400

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	44,778,400
187.1.0.0.0.00.	INGRESOS CORRIENTES	38,368,200
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	38,368,200
187.1.2.1.0.00.	RENTA DE ACTIVOS	877,500
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	877,500
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	83,300
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	794,200
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	34,368,200
187.1.2.3.1.00.	GOBIERNO CENTRAL	34,368,200
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	34,368,200
187.1.2.4.0.00.	TASAS Y DERECHOS	2,828,700
187.1.2.4.1.00.	DERECHOS	2,759,500
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	23,800
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	565,900
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	2,169,800
187.1.2.4.2.00.	TASAS	69,200
187.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	11,300
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	57,900
187.1.2.6.0.00.	INGRESOS VARIOS	293,800
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	258,800
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	35,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	6,410,200
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,410,200
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,410,200



187.2.3.2.1.00.	GOBIERNO CENTRAL	6,410,200
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	6,410,200

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,215,200
Educación Superior	24,698,400
Investigación	454,600
Total del Presupuesto de Funcionamiento	**38,368,200**
Inversión	
Construcción y Rehabilitación	2,770,200
Equipamiento	40,000
Investigación	3,600,000
Total del Presupuesto de Inversión	**6,410,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**44,778,400**

CAPÍTULO XXXV
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2015:

Ingresos Totales	209,394,900
Menos: Aumento de Reservas	
Ingresos Disponibles	209,394,900
Gastos	209,394,900

ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	209,394,900
190.1.0.0.0.00.	INGRESOS CORRIENTES	195,255,500
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	195,255,500
190.1.2.1.0.00.	RENTA DE ACTIVOS	8,965,400
190.1.2.1.1.00.	ARRENDAMIENTOS	600,000
190.1.2.1.1.01.	ARRENDAMIENTOS	600,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,981,100
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	2,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,300,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	2,669,100
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	10,000


ASAMBLEA NACIONAL
PANAMÁ

190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	4,384,300
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	4,384,300
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	170,389,900
190.1.2.3.1.00.	GOBIERNO CENTRAL	170,164,900
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	170,164,900
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	225,000
190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	225,000
190.1.2.4.0.00.	TASAS Y DERECHOS	10,095,200
190.1.2.4.1.00.	DERECHOS	9,295,200
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	65,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,373,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	6,857,200
190.1.2.4.2.00.	TASAS	800,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	60,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	650,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	90,000
190.1.2.6.0.00.	INGRESOS VARIOS	5,805,000
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	5,625,000
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	180,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	14,139,400
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,413,100
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,413,100
190.2.3.2.1.00.	GOBIERNO CENTRAL	3,413,100
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,413,100
190.2.4.0.0.00.	SALDO EN CAJA Y BANCO	10,726,300
190.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	10,726,300
190.2.4.2.0.01.	SALDO DE CAPITAL	10,726,300

ARTÍCULO 144. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	63,607,684
Educación Superior	120,645,670
Investigación	8,361,774
Extensión Cultural	2,639,872
Transferencias Varias	500
Total del Presupuesto de Funcionamiento	**195,255,500**
Inversión	
Construcciones y Equipamiento	13,977,400
Seguimiento a Proyectos de Inversión	162,000
Total del Presupuesto de Inversión	**14,139,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**209,394,900**



CAPÍTULO XXXVI
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2015:

Ingresos Totales	10,333,378
Menos: Aumento de Reservas	
Ingresos Disponibles	10,333,378
Gastos	10,333,378

ARTÍCULO 146. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA	10,333,378
191.1.0.0.0.00.	INGRESOS CORRIENTES	7,833,378
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,833,378
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,833,378
191.1.2.3.1.00.	GOBIERNO CENTRAL	3,633,378
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	3,633,378
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,200,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	2,200,000
191.1.2.4.0.00.	TASAS Y DERECHOS	1,850,000
191.1.2.4.1.00.	DERECHOS	1,850,000
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,850,000
191.1.2.6.0.00.	INGRESOS VARIOS	150,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	150,000
191.2.0.0.0.00.	INGRESOS DE CAPITAL	2,500,000
191.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
191.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
191.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
191.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,500,000

ARTÍCULO 147. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,697,500
Educación Superior	3,721,800
Investigación, Postgrado y Extensión	414,078
Total del Presupuesto de Funcionamiento	**7,833,378**
Inversión	



Rehabilitación de Edificio	928,000
Instalación de Laboratorios/Simuladores	195,000
Equipamiento	82,000
Innovación Tecnológica	1,000,000
Gestión de Conocimiento	295,000
Total del Presupuesto de Inversión	**2,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,333,378**

CAPÍTULO XXXVII
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2015:

Ingresos Totales	20,599,600
Menos: Aumento de Reservas	
Ingresos Disponibles	20,599,600
Gastos	20,599,600

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	20,599,600
193.1.0.0.0.00.	INGRESOS CORRIENTES	15,016,600
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,016,600
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	11,006,000
193.1.2.3.1.00.	GOBIERNO CENTRAL	11,006,000
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	11,006,000
193.1.2.4.0.00.	TASAS Y DERECHOS	2,650,000
193.1.2.4.1.00.	DERECHOS	2,650,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,650,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,360,600
193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,342,200
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	18,400
193.2.0.0.0.00.	INGRESOS DE CAPITAL	5,583,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,583,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,583,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	5,583,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,583,000

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:


ASAMBLEA NACIONAL
PANAMÁ

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,964,859
Educación Superior	8,051,741
Total del Presupuesto de Funcionamiento	**15,016,600**
Inversión	
Remodelaciones	1,950,000
Construcciones	3,200,000
Equipam. de Labora. y Clínica Interdisc.	433,000
Total del Presupuesto de Inversión	**5,583,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,599,600**

CAPÍTULO XXXVIII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2015:

Ingresos Totales	79,705,200
Menos: Aumento de Reservas	
Ingresos Disponibles	79,705,200
Gastos	79,705,200

ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	79,705,200
195.1.0.0.0.00.	INGRESOS CORRIENTES	75,681,200
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	75,681,200
195.1.2.1.0.00.	RENTA DE ACTIVOS	7,049,000
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	7,049,000
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	690,000
195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	6,359,000
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	63,701,200
195.1.2.3.1.00.	GOBIERNO CENTRAL	63,701,200
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	63,701,200
195.1.2.4.0.00.	TASAS Y DERECHOS	4,031,000
195.1.2.4.1.00.	DERECHOS	3,656,000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,614,000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	42,000
195.1.2.4.2.00.	TASAS	375,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	375,000
195.1.2.6.0.00.	INGRESOS VARIOS	900,000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	900,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	4,024,000



195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,936,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,936,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	2,936,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2,936,000
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,088,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,088,000
195.2.4.2.0.01.	SALDO DE CAPITAL	1,088,000

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	22,137,496
Educación Superior Tecnológica	45,648,626
Investigación, Post-Grado y Extensión	7,895,078
Total del Presupuesto de Funcionamiento	**75,681,200**
Inversión	
Construcciones Educativas	3,454,200
Mobiliario, Libros y Equipo Educacional	569,800
Total del Presupuesto de Inversión	**4,024,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**79,705,200**

CAPÍTULO XXXIX
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 154. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2015:

Ingresos Totales	391,454
Menos: Aumento de Reservas	
Ingresos Disponibles	391,454
Gastos	391,454

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	391,454
197.1.0.0.0.00.	INGRESOS CORRIENTES	391,454
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	391,454
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	362,954
197.1.2.3.1.00.	GOBIERNO CENTRAL	362,954
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	362,954
197.1.2.4.0.00.	TASAS Y DERECHOS	28,400


ASAMBLEA NACIONAL
PANAMÁ

197.1.2.4.2.00.	TASAS	28,400
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	26,400
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,000
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100

ARTÍCULO 156. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2015 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	391,454
Total del Presupuesto de Funcionamiento	**391,454**
TOTAL DEL PRESUPUESTO DE GASTOS	**391,454**





TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 157. Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de 2015, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**1,220,264,790**	**516,723,756**	**1,736,988,546**	**914,260,975**	**822,727,571**	**1,736,988,546**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	335,565,390	30,000,000	365,565,390	167,961,925	197,603,465	365,565,390
AUTORIDAD MARÍTIMA DE PANAMÁ	158,861,800	0	158,861,800	144,802,800	14,059,000	158,861,800
BINGOS NACIONALES	627,600	0	627,600	623,000	4,600	627,600
AUTORIDAD AERONÁUTICA CIVIL	30,645,700	2,133,900	32,779,600	24,306,500	8,473,100	32,779,600
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	177,849,200	88,675,000	266,524,200	126,116,270	140,407,930	266,524,200
INSTITUTO DE MERCADEO AGROPECUARIO	7,243,700	45,100,000	52,343,700	6,720,600	45,623,100	52,343,700
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	32,971,400	7,500,000	40,471,400	15,528,564	24,942,836	40,471,400
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,910,000	0	2,910,000	2,563,300	346,700	2,910,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	69,739,000	60,483,238	130,222,238	46,972,094	83,250,144	130,222,238
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	479,500	12,416,400	12,895,900	479,500	12,416,400	12,895,900
EMPRESA METRO DE PANAMÁ, S.A.	50,132,300	198,151,418	248,283,718	49,713,800	198,569,918	248,283,718
LOTERÍA NACIONAL DE BENEFICENCIA	214,529,400	0	214,529,400	212,061,200	2,468,200	214,529,400
ZONA LIBRE DE COLÓN	77,787,000	41,500,000	119,287,000	56,680,822	62,606,178	119,287,000
AGENCIA PANAMÁ-PACÍFICO	6,341,300	5,763,800	12,105,100	6,248,900	5,856,200	12,105,100
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	54,581,500	25,000,000	79,581,500	53,481,700	26,099,800	79,581,500


ASAMBLEA NACIONAL
PANAMÁ

ARTÍCULO 158. Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO 1/	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**533,284,657**	**94,118,896**	**231,343,700**	**6,700,000**	**48,813,722**	**914,260,975**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	73,707,625	51,854,300	0	4,500,000	37,900,000	167,961,925
AUTORIDAD MARÍTIMA DE PANAMÁ	35,102,200	9,237,500	98,044,400	2,200,000	218,700	144,802,800
BINGOS NACIONALES	609,800	13,200	0	0	0	623,000
AUTORIDAD AERONÁUTICA CIVIL	22,349,400	1,576,700	0	0	380,400	24,306,500
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	124,664,545	1,311,725	0	0	140,000	126,116,270
INSTITUTO DE MERCADEO AGROPECUARIO	6,543,500	177,100	0	0	0	6,720,600
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	14,372,064	1,156,500	0	0	0	15,528,564
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,166,412	396,888	0	0	0	2,563,300
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	26,289,711	16,882,383	0	0	3,800,000	46,972,094
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	479,500	0	0	0	0	479,500
EMPRESA METRO DE PANAMÁ, S.A.	49,583,800	130,000	0	0	0	49,713,800
LOTERÍA NACIONAL DE BENEFICENCIA	104,071,400	5,489,800	102,500,000	0	0	212,061,200
ZONA LIBRE DE COLÓN	16,770,200	3,096,700	30,799,300	0	6,014,622	56,680,822
AGENCIA PANAMÁ-PACÍFICO	5,633,100	615,800	0	0	0	6,248,900
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	50,941,400	2,180,300	0	0	360,000	53,481,700


ASAMBLEA NACIONAL
PANAMÁ

1/ Aporte al fisco incluye impuestos

ARTÍCULO 159. Se aprueban los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**694,688,479**	**68,322,414**	**38,500,000**	**21,216,678**	**822,727,571**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	195,033,065	2,570,400	0	0	197,603,465
AUTORIDAD MARÍTIMA DE PANAMÁ	11,695,500	168,900	0	2,194,600	14,059,000
BINGOS NACIONALES	0	4,600	0	0	4,600
AUTORIDAD AERONÁUTICA CIVIL	6,891,600	74,600	0	1,506,900	8,473,100
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	93,835,400	45,499,730	0	1,072,800	140,407,930
INSTITUTO DE MERCADEO AGROPECUARIO	45,100,000	123,100	0	400,000	45,623,100
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	7,500,000	17,442,836	0	0	24,942,836
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	346,700	0	0	346,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	73,943,896	806,248	0	8,500,000	83,250,144
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	12,416,400	0	0	0	12,416,400
EMPRESA METRO DE PANAMÁ, S.A.	198,151,418	418,500	0	0	198,569,918
LOTERÍA NACIONAL DE BENEFICENCIA	2,121,000	347,200	0	0	2,468,200
ZONA LIBRE DE COLÓN	17,236,300	227,500	38,500,000	6,642,378	62,606,178
AGENCIA PANAMÁ-PACÍFICO	5,763,900	92,300	0	0	5,856,200
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	25,000,000	199,800	0	900,000	26,099,800

CAPÍTULO II
2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2015:

Ingresos Totales	365,565,390
Menos: Aumento de Reservas	
Ingresos Disponibles	365,565,390
Gastos	365,565,390

ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	365,565,390
202.1.0.0.0.00.	INGRESOS CORRIENTES	335,565,390
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	335,565,390
202.1.2.1.0.00.	RENTA DE ACTIVOS	42,280,104
202.1.2.1.1.00.	ARRENDAMIENTOS	8,748,400
202.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	8,748,400
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	8,288,450


ASAMBLEA NACIONAL
PANAMÁ

202.1.2.1.3.04.	VENTA DE ENERGÍA	3,038,500
202.1.2.1.3.07.	AGUA	46,750
202.1.2.1.3.11.	COMBUSTIBLE	5,203,200
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	25,243,254
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	6,750
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	13,453,848
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	163,968
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	11,059,788
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	558,900
202.1.2.4.0.00.	TASAS Y DERECHOS	122,561,286
202.1.2.4.1.00.	DERECHOS	111,169,700
202.1.2.4.1.17.	USO DE AEROPUERTOS	70,138,300
202.1.2.4.1.45.	OTRAS CONCESIONES	41,031,400
202.1.2.4.2.00.	TASAS	11,391,586
202.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO	11,391,586
202.1.2.6.0.00.	INGRESOS VARIOS	170,724,000
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	1,224,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	169,500,000
202.2.0.0.0.00.	INGRESOS DE CAPITAL	30,000,000
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	30,000,000
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	30,000,000
202.2.4.2.0.01.	SALDO DE CAPITAL	30,000,000

ARTÍCULO 162. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	116,149,714
Operaciones Aeroportuarias	54,382,611
Total del Presupuesto de Funcionamiento	**170,532,325**
Inversión	
Ampliación y Remodelación	183,121,265
Plan de Expansión	11,911,800
Total del Presupuesto de Inversión	**195,033,065**
TOTAL DEL PRESUPUESTO DE GASTOS	**365,565,390**

CAPÍTULO III
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2015:

Ingresos Totales	158,861,800
Menos: Aumento de Reservas	
Ingresos Disponibles	158,861,800



Gastos 158,861,800

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	158,861,800
203.1.0.0.0.00.	INGRESOS CORRIENTES	158,861,800
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	33,585,600
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	33,585,600
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	33,585,600
203.1.1.1.2.03.	IMPUESTOS DE NAVES	33,585,600
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	125,276,200
203.1.2.1.0.00.	RENTA DE ACTIVOS	14,000,000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	14,000,000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	6,900,000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	7,100,000
203.1.2.4.0.00.	TASAS Y DERECHOS	104,322,400
203.1.2.4.1.00.	DERECHOS	42,570,800
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	5,395,900
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	37,174,900
203.1.2.4.2.00.	TASAS	61,751,600
203.1.2.4.2.07.	FAROS Y BOYAS	7,468,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	8,000,000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	6,222,500
203.1.2.4.2.55.	ARQUEO Y AVALÚO DE NAVES	102,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	6,512,700
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	19,700,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	5,737,500
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	7,608,900
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	400,000
203.1.2.6.0.00.	INGRESOS VARIOS	6,953,800
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	2,957,000
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,979,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	2,017,800

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,957,697
Servicios de la Act. Marítima	10,694,039
Servicios Portuarios	7,579,264
Transferencias	111,935,300
Total del Presupuesto de Funcionamiento	**147,166,300**
Inversión	
Estudios, Avaluos y Diseños	4,000,000



Adquisición de Equipo y Consultorías	3,101,500
Puertos	4,594,000
Total del Presupuesto de Inversión	**11,695,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**158,861,800**

CAPÍTULO IV
2.08 BINGOS NACIONALES

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2015:

Ingresos Totales	627,600
Menos: Aumento de Reservas	
Ingresos Disponibles	627,600
Gastos	627,600

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	627,600
208.1.0.0.0.00.	INGRESOS CORRIENTES	627,600
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	627,600
208.1.2.1.0.00.	RENTA DE ACTIVOS	517,300
208.1.2.1.1.00.	ARRENDAMIENTOS	17,300
208.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	17,300
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	500,000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	500,000
208.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	80,000
208.1.2.3.1.00.	GOBIERNO CENTRAL	80,000
208.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	80,000
208.1.2.6.0.00.	INGRESOS VARIOS	30,300
208.1.2.6.0.99.	OTROS INGRESOS VARIOS	30,300

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	162,590
Administración de Bingos	465,010
Total del Presupuesto de Funcionamiento	**627,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**627,600**



CAPÍTULO V
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2015:

Ingresos Totales	32,779,600
Menos: Aumento de Reservas	
Ingresos Disponibles	32,779,600
Gastos	32,779,600

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	32,779,600
238.1.0.0.0.00.	INGRESOS CORRIENTES	30,645,700
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,645,700
238.1.2.1.0.00.	RENTA DE ACTIVOS	21,209,700
238.1.2.1.1.00.	ARRENDAMIENTOS	1,200,000
238.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	1,200,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	60,000
238.1.2.1.3.11.	COMBUSTIBLE	60,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	19,949,700
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	200,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	200,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	19,549,700
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,354,900
238.1.2.3.1.00.	GOBIERNO CENTRAL	1,854,900
238.1.2.3.1.17.	MINISTERIO DE GOBIERNO	1,854,900
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	4,500,000
238.1.2.3.3.02.	AERO. INTERNAL. TOCUMEN, S.A.	4,500,000
238.1.2.4.0.00.	TASAS Y DERECHOS	2,000,000
238.1.2.4.1.00.	DERECHOS	2,000,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,000,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,000,000
238.1.2.6.0.00.	INGRESOS VARIOS	1,081,100
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	200,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	350,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	531,100
238.2.0.0.0.00.	INGRESOS DE CAPITAL	2,133,900
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,133,900
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,133,900
238.2.3.2.1.00.	GOBIERNO CENTRAL	2,133,900
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	2,133,900


ASAMBLEA NACIONAL
PANAMÁ

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,011,300
Servicios Aeronáuticos	5,998,900
Operación de Aeropuertos	4,865,300
Transferencias Varias	1,256,300
Operaciones Financieras	1,756,200
Total del Presupuesto de Funcionamiento	**25,888,000**
Inversión	
Adquisición y Rehabilitación de Equipo	3,065,000
Rehabil. y Mantenim. Aeroportuario	3,826,600
Total del Presupuesto de Inversión	**6,891,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,779,600**

CAPÍTULO VI
2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2015:

Ingresos Totales	266,524,200
Menos: Aumento de Reservas	
Ingresos Disponibles	266,524,200
Gastos	266,524,200

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NAL.	266,524,200
266.1.0.0.0.00.	INGRESOS CORRIENTES	177,849,200
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	177,849,200
266.1.2.1.0.00.	RENTA DE ACTIVOS	84,332,600
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	84,332,600
266.1.2.1.3.07.	AGUA	84,332,600
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	50,816,600
266.1.2.3.1.00.	GOBIERNO CENTRAL	50,816,600
266.1.2.3.1.12.	MINISTERIO DE SALUD	50,816,600
266.1.2.4.0.00.	TASAS Y DERECHOS	19,000,000
266.1.2.4.1.00.	DERECHOS	19,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	19,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	700,000
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	700,000


ASAMBLEA NACIONAL
PANAMÁ

266.1.2.6.0.00.	INGRESOS VARIOS	23,000,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	15,000,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	8,000,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	88,675,000
266.2.2.0.0.00.	RECURSOS DEL CRÉDITO	32,967,400
266.2.2.2.0.00.	CRÉDITO EXTERNO	32,967,400
266.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	32,967,400
266.2.2.2.1.15.	CAF-IDAAN	20,425,400
266.2.2.2.1.26.	BID 3002/OC/PN/IDAAN	3,181,300
266.2.2.2.1.27.	CAF II PAYSAN-IDAAN	4,200,000
266.2.2.2.1.60.	BANCO MUNDIAL 7877-PA-IDAAN	3,160,700
266.2.2.2.1.67.	BID 2367/OC-PN IDAAN	2,000,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	55,707,600
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	55,707,600
266.2.3.2.1.00.	GOBIERNO CENTRAL	55,707,600
266.2.3.2.1.12.	MINISTERIO DE SALUD	55,707,600

ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	25,674,128
Dotación de Agua y Alcant. Sanitario	114,712,324
Comercialización	7,475,831
Servicios Regionales	23,613,717
Operaciones Financieras	1,212,800
Total del Presupuesto de Funcionamiento	**172,688,800**
Inversión	
Desarrollo del Sistema de Agua	68,531,100
Desarrollo de Sist. Alcantarillado	20,253,800
Inversiones Complementarias	5,050,500
Total del Presupuesto de Inversión	**93,835,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**266,524,200**

CAPÍTULO VII
2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2015:

Ingresos Totales	52,343,700
Menos: Aumento de Reservas	
Ingresos Disponibles	52,343,700



Gastos	52,343,700

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	52,343,700
270.1.0.0.0.00.	INGRESOS CORRIENTES	7,243,700
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,243,700
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,822,700
270.1.2.3.1.00.	GOBIERNO CENTRAL	6,822,700
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	6,822,700
270.1.2.6.0.00.	INGRESOS VARIOS	421,000
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	421,000
270.2.0.0.0.00.	INGRESOS DE CAPITAL	45,100,000
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	44,700,000
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	44,700,000
270.2.3.2.1.00.	GOBIERNO CENTRAL	44,700,000
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	44,700,000
270.2.4.0.0.00.	SALDO EN CAJA Y BANCO	400,000
270.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	400,000
270.2.4.2.0.01.	SALDO DE CAPITAL	400,000

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,283,439
Apoyo a la Comercialización	3,560,261
Operaciones Financieras	400,000
Total del Presupuesto de Funcionamiento	**7,243,700**
Inversión	
Comercialización	36,400,000
Modernización Serv. Agropecuarios	8,700,000
Total del Presupuesto de Inversión	**45,100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**52,343,700**

CAPÍTULO VIII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2015:

Ingresos Totales	40,471,400
Menos: Aumento de Reservas	
Ingresos Disponibles	40,471,400


ASAMBLEA NACIONAL
PANAMÁ

Gastos	40,471,400

ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	40,471,400
273.1.0.0.0.00.	INGRESOS CORRIENTES	32,971,400
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	32,971,400
273.1.2.1.0.00.	RENTA DE ACTIVOS	5,000,000
273.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	5,000,000
273.1.2.1.3.04.	VENTA DE ENERGÍA	5,000,000
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	27,971,400
273.1.2.3.1.00.	GOBIERNO CENTRAL	27,971,400
273.1.2.3.1.16.	TRANSFERENCIA CORRIENTE MEF	27,971,400
273.2.0.0.0.00.	INGRESOS DE CAPITAL	7,500,000
273.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,500,000
273.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,500,000
273.2.3.2.1.00.	GOBIERNO CENTRAL	7,500,000
273.2.3.2.1.16.	MEF	7,500,000

ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	31,971,400
Transferencias Varias	1,000,000
Total del Presupuesto de Funcionamiento	**32,971,400**
Inversión	
Construcción y Mantenimiento	7,500,000
Total del Presupuesto de Inversión	**7,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,471,400**

CAPÍTULO IX
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2015:

Ingresos Totales	2,910,000
Menos: Aumento de Reservas	
Ingresos Disponibles	2,910,000
Gastos	2,910,000



ARTÍCULO 182. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

275.0.0.0.0.00.	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,910,000
275.1.0.0.0.00.	INGRESOS CORRIENTES	2,910,000
275.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,910,000
275.1.2.6.0.00.	INGRESOS VARIOS	2,910,000
275.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,910,000

ARTÍCULO 183. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,910,000
Total del Presupuesto de Funcionamiento	**2,910,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,910,000**

CAPÍTULO X
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2015:

Ingresos Totales	130,222,238
Menos: Aumento de Reservas	
Ingresos Disponibles	130,222,238
Gastos	130,222,238

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	130,222,238
278.1.0.0.0.00.	INGRESOS CORRIENTES	69,739,000
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	69,739,000
278.1.2.4.0.00.	TASAS Y DERECHOS	68,539,000
278.1.2.4.2.00.	TASAS	68,539,000
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	68,539,000
278.1.2.6.0.00.	INGRESOS VARIOS	1,200,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,200,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	60,483,238
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	56,018,936
278.2.2.1.0.00.	CRÉDITO INTERNO	1,018,936
278.2.2.1.4.00.	PRÉSTAMOS	1,018,936
278.2.2.1.4.15.	CAJA DE AHORROS	1,018,936



278.2.2.2.0.00.	CRÉDITO EXTERNO	55,000,000
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	55,000,000
278.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	55,000,000
278.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,000,000
278.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,000,000
278.2.3.2.1.00.	GOBIERNO CENTRAL	4,000,000
278.2.3.2.1.16.	MEF	4,000,000
278.2.4.0.0.00.	SALDO EN CAJA Y BANCO	464,302
278.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	464,302
278.2.4.2.0.01.	SALDO DE CAPITAL	464,302

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	38,309,671
Operación Integrada	17,968,671
Total del Presupuesto de Funcionamiento	**56,278,342**
Inversión	
Transmisión	65,831,300
Fortalec. de Otras Inv. de Etesa	8,112,596
Total del Presupuesto de Inversión	**73,943,896**
TOTAL DEL PRESUPUESTO DE GASTOS	**130,222,238**

CAPÍTULO XI

2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2015:

Ingresos Totales	12,895,900
Menos: Aumento de Reservas	
Ingresos Disponibles	12,895,900
Gastos	12,895,900

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

279.0.0.0.0.00.	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	12,895,900
279.1.0.0.0.00.	INGRESOS CORRIENTES	479,500
279.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	479,500
279.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	479,500
279.1.2.3.1.00.	GOBIERNO CENTRAL	479,500
279.1.2.3.1.03.	MINISTERIO DE LA PRESIDENCIA	479,500


ASAMBLEA NACIONAL
PANAMÁ

279.2.0.0.0.00.	INGRESOS DE CAPITAL	12,416,400
279.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,416,400
279.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,416,400
279.2.3.2.1.00.	GOBIERNO CENTRAL	12,416,400
279.2.3.2.1.03.	MINISTERIO DE LA PRESIDENCIA	12,416,400

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	479,500
Total del Presupuesto de Funcionamiento	**479,500**
Inversión	
Mejoras de Instalaciones y Equipamiento	12,416,400
Total del Presupuesto de Inversión	**12,416,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,895,900**

CAPÍTULO XII

2.80 EMPRESA METRO DE PANAMÁ S.A.

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2015:

Ingresos Totales	248,283,718
Menos: Aumento de Reservas	
Ingresos Disponibles	248,283,718
Gastos	248,283,718

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

280.0.0.0.0.00.	EMPRESA METRO DE PANAMÁ, S.A.	248,283,718
280.1.0.0.0.00.	INGRESOS CORRIENTES	50,132,300
280.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	50,132,300
280.1.2.1.0.00.	RENTA DE ACTIVOS	20,247,460
280.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	20,247,460
280.1.2.1.4.19.	TRANSPORTE METRO DE PANAMÁ	20,247,460
280.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	24,879,840
280.1.2.3.1.00.	GOBIERNO CENTRAL	24,879,840
280.1.2.3.1.03.	MINISTERIO DE LA PRESIDENCIA	24,879,840
280.1.2.6.0.00.	INGRESOS VARIOS	5,005,000
280.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	5,000



280.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,000,000
280.2.0.0.0.00.	INGRESOS DE CAPITAL	198,151,418
280.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	198,151,418
280.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	198,151,418
280.2.3.2.1.00.	GOBIERNO CENTRAL	198,151,418
280.2.3.2.1.03.	MINISTERIO DE LA PRESIDENCIA	198,151,418

ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia iscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración Central	50,132,300
Total del Presupuesto de Funcionamiento	**50,132,300**
Inversión	
Explotación, Expansión y Equipamiento	198,151,418
Total del Presupuesto de Inversión	**198,151,418**
TOTAL DEL PRESUPUESTO DE GASTOS	**248,283,718**

CAPÍTULO XIII
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2015:

Ingresos Totales	214,529,400
Menos: Aumento de Reservas	
Ingresos Disponibles	214,529,400
Gastos	214,529,400

ARTÍCULO 194. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	214,529,400
282.1.0.0.0.00.	INGRESOS CORRIENTES	214,529,400
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	214,529,400
282.1.2.1.0.00.	RENTA DE ACTIVOS	208,179,400
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	208,179,400
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	179,471,400
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	28,708,000
282.1.2.6.0.00.	INGRESOS VARIOS	6,350,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	6,350,000



ARTÍCULO 195. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,412,900
Administración de Billetes	85,224,700
Transferencias	107,770,800
Total del Presupuesto de Funcionamiento	**212,408,400**
Inversión	
Infraestructura	800,000
Equipamiento	1,321,000
Total del Presupuesto de Inversión	**2,121,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**214,529,400**

CAPÍTULO XIV
2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2015:

Ingresos Totales	119,287,000
Menos: Aumento de Reservas	
Ingresos Disponibles	119,287,000
Gastos	119,287,000

ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	119,287,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	77,787,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	77,772,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	56,052,000
296.1.2.1.1.00.	ARRENDAMIENTOS	28,728,000
296.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	2,688,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	26,040,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	12,240,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	12,240,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	15,084,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,404,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	13,680,000
296.1.2.4.0.00.	TASAS Y DERECHOS	21,018,000
296.1.2.4.2.00.	TASAS	21,018,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	366,000



296.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	516,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,640,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	5,496,000
296.1.2.4.2.99.	OTRAS TASAS	12,000,000
296.1.2.6.0.00.	INGRESOS VARIOS	702,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	252,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	450,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	15,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	15,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	15,000
296.2.0.0.0.00.	INGRESOS DE CAPITAL	41,500,000
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	3,000,000
296.2.1.1.0.00.	VENTA DE ACTIVOS	3,000,000
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,000,000
296.2.1.1.1.02.	EDIFICIOS	3,000,000
296.2.2.0.0.00.	RECURSOS DEL CRÉDITO	38,500,000
296.2.2.1.0.00.	CRÉDITO INTERNO	38,500,000
296.2.2.1.4.00.	PRÉSTAMOS	38,500,000
296.2.2.1.4.01.	LÍNEA DE CRÉDITO BANCO NACIONAL PANAMÁ	38,500,000

ARTÍCULO 198. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,508,820
Comercialización y Desarrollo	5,069,580
Transferencias Varias	33,315,300
Operaciones Financieras	12,657,000
Total del Presupuesto de Funcionamiento	**63,550,700**
Inversión	
Inversiones Estratégicas de Zona Libre	17,236,300
Transferencia Capital	38,500,000
Total del Presupuesto de Inversión	**55,736,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**119,287,000**

CAPÍTULO XV
2.97 AGENCIA PANAMÁ - PACÍFICO

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2015:

Ingresos Totales	12,105,100
Menos: Aumento de Reservas	
Ingresos Disponibles	12,105,100


ASAMBLEA NACIONAL
PANAMÁ

Gastos	12,105,100

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA PANAMÁ-PACÍFICO	12,105,100
297.1.0.0.0.00.	INGRESOS CORRIENTES	6,341,300
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,341,300
297.1.2.1.0.00.	RENTA DE ACTIVOS	2,763,000
297.1.2.1.1.00.	ARRENDAMIENTOS	2,763,000
297.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	2,570,000
297.1.2.1.1.02.	DE LOTES Y TIERRAS	193,000
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,778,300
297.1.2.3.1.00.	GOBIERNO CENTRAL	1,778,300
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	1,778,300
297.1.2.6.0.00.	INGRESOS VARIOS	1,800,000
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,800,000
297.2.0.0.0.00.	INGRESOS DE CAPITAL	5,763,800
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	2,500,000
297.2.1.1.0.00.	VENTA DE ACTIVOS	2,500,000
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,500,000
297.2.1.1.1.01.	TERRENOS	2,500,000
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,263,800
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,263,800
297.2.3.2.1.00.	GOBIERNO CENTRAL	3,263,800
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	3,263,800

ARTÍCULO 201. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,461,060
Desarrollo del Área Panamá - Pacífico	2,880,140
Total del Presupuesto de Funcionamiento	**6,341,200**
Inversión	
Desarrollo de Infraestructura	5,763,900
Total del Presupuesto de Inversión	**5,763,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,105,100**

CAPÍTULO XVI
2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2015:



Ingresos Totales	79,581,500
Menos: Aumento de Reservas	
Ingresos Disponibles	79,581,500
Gastos	79,581,500

ARTÍCULO 203. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

298.0.0.0.0.00.	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	79,581,500
298.1.0.0.0.00.	INGRESOS CORRIENTES	54,581,500
298.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	54,581,500
298.1.2.1.0.00.	RENTA DE ACTIVOS	29,796,100
298.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	29,796,100
298.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	29,796,100
298.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	24,185,400
298.1.2.3.1.00.	GOBIERNO CENTRAL	24,185,400
298.1.2.3.1.12.	MINISTERIO DE SALUD	24,185,400
298.1.2.6.0.00.	INGRESOS VARIOS	600,000
298.1.2.6.0.99.	OTROS INGRESOS VARIOS	600,000
298.2.0.0.0.00.	INGRESOS DE CAPITAL	25,000,000
298.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	25,000,000
298.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	25,000,000
298.2.3.2.1.00.	GOBIERNO CENTRAL	25,000,000
298.2.3.2.1.12.	MINISTERIO DE SALUD	25,000,000

ARTÍCULO 204. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2015:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,106,900
Operación y Disposic. Res. Sólido	40,474,600
Total del Presupuesto de Funcionamiento	**54,581,500**
Inversión	
Obras Sanitarias y Equipamiento	25,000,000
Total del Presupuesto de Inversión	**25,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**79,581,500**


ASAMBLEA NACIONAL
PANAMÁ

TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 205. Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2015, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	602,496,468	1,959,767,557	2,562,264,025	511,407,362	2,050,856,663	2,562,264,025
SUPERINTENDENCIA DE BANCOS	16,624,568	0	16,624,568	16,381,168	243,400	16,624,568
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	3,300,600	0	3,300,600	3,112,300	188,300	3,300,600
BANCO DE DESARROLLO AGROPECUARIO	36,255,000	36,420,000	72,675,000	16,517,200	56,157,800	72,675,000
BANCO HIPOTECARIO NACIONAL	7,181,100	12,489,957	19,671,057	10,812,494	8,858,563	19,671,057
BANCO NACIONAL DE PANAMÁ	329,688,400	1,435,748,100	1,765,436,500	292,337,500	1,473,099,000	1,765,436,500
CAJA DE AHORROS	194,640,500	475,109,500	669,750,000	160,668,600	509,081,400	669,750,000
SUPERINTENDENCIA DEL MERCADO DE VALORES	5,989,700	0	5,989,700	5,801,200	188,500	5,989,700
INSTITUTO DE SEGURO AGROPECUARIO	8,816,600	0	8,816,600	5,776,900	3,039,700	8,816,600

ARTÍCULO 206. Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	400,770,036	109,764,826	0	0	872,500	511,407,362
SUPERINTENDENCIA DE BANCOS	15,853,093	528,075	0	0	0	16,381,168
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	2,930,800	181,500	0	0	0	3,112,300
BANCO DE DESARROLLO AGROPECUARIO	15,771,300	480,900	0	0	265,000	16,517,200
BANCO HIPOTECARIO NACIONAL	10,002,143	202,851	0	0	607,500	10,812,494
BANCO NACIONAL DE PANAMÁ	208,262,000	84,075,500	0	0	0	292,337,500
CAJA DE AHORROS	138,991,400	21,677,200	0	0	0	160,668,600
SUPERINTENDENCIA DEL MERCADO DE VALORES	5,607,200	194,000	0	0	0	5,801,200
INSTITUTO DE SEGURO AGROPECUARIO	3,352,100	2,424,800	0	0	0	5,776,900



ARTÍCULO 207. Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2015, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	**2,030,449,168**	**11,061,890**	**0**	**9,345,605**	**2,050,856,663**
SUPERINTENDENCIA DE BANCOS	0	243,400	0	0	243,400
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	0	188,300	0	0	188,300
BANCO DE DESARROLLO AGROPECUARIO	48,263,300	195,000	0	7,699,500	56,157,800
BANCO HIPOTECARIO NACIONAL	5,887,068	1,325,390	0	1,646,105	8,858,563
BANCO NACIONAL DE PANAMÁ	1,472,017,300	1,081,700	0	0	1,473,099,000
CAJA DE AHORROS	501,311,000	7,770,400	0	0	509,081,400
SUPERINTENDENCIA DEL MERCADO DE VALORES	0	188,500	0	0	188,500
INSTITUTO DE SEGURO AGROPECUARIO	2,970,500	69,200	0	0	3,039,700

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2015:

Ingresos Totales	16,624,568
Menos: Aumento de Reservas	
Ingresos Disponibles	16,624,568
Gastos	16,624,568

ARTÍCULO 209. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	16,624,568
310.1.0.0.0.00.	INGRESOS CORRIENTES	16,624,568
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,129,324
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,987,100
310.1.2.3.7.00.	SECTOR PRIVADO	1,987,100
310.1.2.3.7.02.	FECI	1,987,100
310.1.2.4.0.00.	TASAS Y DERECHOS	12,924,224
310.1.2.4.2.00.	TASAS	12,924,224
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	9,130,464
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,793,760
310.1.2.6.0.00.	INGRESOS VARIOS	218,000


ASAMBLEA NACIONAL
PANAMÁ

310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	100,000
310.1.2.6.0.26.	INGRESOS VARIOS	38,000
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	22,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	22,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	22,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,473,244
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,473,244
310.1.4.2.0.01.	SALDO CORRIENTE	1,473,244

ARTÍCULO 210. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,808,231
Desarrollo y Regulación Bancaria	8,816,337
Total del Presupuesto de Funcionamiento	**16,624,568**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,624,568**

CAPÍTULO III

3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 211. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2015:

Ingresos	3,300,600
Menos: Aumento de Reservas	
Ingresos Disponibles	3,300,600
Gastos	3,300,600

ARTÍCULO 212. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

311.0.0.0.0.00.	SEGUROS	3,300,600
311.1.0.0.0.00.	INGRESOS CORRIENTES	3,300,600
311.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,300,600
311.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	800,000
311.1.2.3.1.00.	GOBIERNO CENTRAL	800,000
311.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	800,000
311.1.2.4.0.00.	TASAS Y DERECHOS	2,021,600
311.1.2.4.2.00.	TASAS	2,021,600
311.1.2.4.2.66.	TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS	1,997,600
311.1.2.4.2.67.	TASA POR INSPECCIÓN DE SEGUROS Y REASEGUROS	24,000



311.1.2.6.0.00.	INGRESOS VARIOS	479,000
311.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	127,000
311.1.2.6.0.99.	OTROS INGRESOS VARIOS	352,000

ARTÍCULO 213. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,311,065
Protección y Fomento de Seguros y Reaseg	989,535
Total del Presupuesto de Funcionamiento	**3,300,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,300,600**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2015:

Ingresos	72,675,000
Menos: Aumento de Reservas	
Ingresos Disponibles	72,675,000
Gastos	72,675,000

ARTÍCULO 215. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	72,675,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	36,255,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	27,255,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	5,000
315.1.2.1.1.00.	ARRENDAMIENTOS	5,000
315.1.2.1.1.01.	ARRENDAMIENTOS	5,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	26,500,000
315.1.2.3.7.00.	SECTOR PRIVADO	26,500,000
315.1.2.3.7.02.	FECI	26,500,000
315.1.2.4.0.00.	TASAS Y DERECHOS	750,000
315.1.2.4.2.00.	TASAS	750,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	750,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	9,000,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	9,000,000
315.1.3.1.0.17.	AL SECTOR PRIVADO	9,000,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	36,420,000
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	33,920,000


ASAMBLEA NACIONAL
PANAMÁ

315.2.1.1.0.00.	VENTA DE ACTIVOS	920,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	920,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	920,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	33,000,000
315.2.1.3.7.00.	SECTOR PRIVADO	33,000,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	33,000,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 216. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,241,573
Servicio de Crédito Agropecuario	7,205,627
Operaciones Financieras	7,964,500
Total del Presupuesto de Funcionamiento	**24,411,700**
Inversión	
Crédito Agropecuario	43,523,300
Equipamiento	1,200,000
Rehabilitación de Sucursales	1,040,000
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de Inversión	**48,263,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**72,675,000**

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 217. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2015:

Ingresos Totales	19,671,057
Menos: Aumento de Reservas	
Ingresos Disponibles	19,671,057
Gastos	19,671,057

ARTÍCULO 218. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	19,671,057
330.1.0.0.0.00.	INGRESOS CORRIENTES	7,181,100
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,356,050



330.1.2.1.0.00.	RENTA DE ACTIVOS	279,600
330.1.2.1.1.00.	ARRENDAMIENTOS	279,600
330.1.2.1.1.01.	ARRENDAMIENTOS	279,600
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,000,000
330.1.2.3.1.00.	GOBIERNO CENTRAL	2,000,000
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	2,000,000
330.1.2.4.0.00.	TASAS Y DERECHOS	15,370
330.1.2.4.2.00.	TASAS	15,370
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	15,370
330.1.2.6.0.00.	INGRESOS VARIOS	1,061,080
330.1.2.6.0.11.	REINTEGROS	843,980
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	217,100
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	3,825,050
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,825,050
330.1.3.1.0.17.	AL SECTOR PRIVADO	3,825,050
330.2.0.0.0.00.	INGRESOS DE CAPITAL	12,489,957
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	12,489,957
330.2.1.1.0.00.	VENTA DE ACTIVOS	5,465,057
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	5,465,057
330.2.1.1.1.01.	TERRENOS	5,465,057
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,024,900
330.2.1.3.7.00.	SECTOR PRIVADO	7,024,900
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	7,024,900

ARTÍCULO 219. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,589,948
Operaciones de Créditos	3,921,536
Transferencias Varias	18,900
Operaciones Financieras	2,253,605
Total del Presupuesto de Funcionamiento	**13,783,989**
Inversión	
Inversiones Propias del B.H.N.	5,887,068
Total del Presupuesto de Inversión	**5,887,068**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,671,057**

CAPÍTULO VI
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 220. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2015:


ASAMBLEA NACIONAL
PANAMÁ

Ingresos Totales	1,765,436,500
Menos: Aumento de Reservas	
Ingresos Disponibles	1,765,436,500
Gastos	1,765,436,500

ARTÍCULO 221. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,765,436,500
345.1.0.0.0.00.	INGRESOS CORRIENTES	329,688,400
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,835,500
345.1.2.1.0.00.	RENTA DE ACTIVOS	658,000
345.1.2.1.1.00.	ARRENDAMIENTOS	25,200
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	25,200
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	632,800
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	632,800
345.1.2.4.0.00.	TASAS Y DERECHOS	10,177,500
345.1.2.4.2.00.	TASAS	10,177,500
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	10,177,500
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	313,503,800
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	291,107,600
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	19,286,500
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	2,591,900
345.1.3.1.0.17.	AL SECTOR PRIVADO	169,651,700
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	99,577,500
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	22,396,200
345.1.3.2.0.27.	POR SECTOR PRIVADO	22,396,200
345.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	5,349,100
345.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	5,349,100
345.1.4.2.0.01.	SALDO CORRIENTE	5,349,100
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,435,748,100
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,435,748,100
345.2.1.1.0.00.	VENTA DE ACTIVOS	5,450,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	5,450,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	5,450,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,430,298,100
345.2.1.3.1.00.	GOBIERNO CENTRAL	544,809,000
345.2.1.3.1.01.	GOBIERNO CENTRAL	544,809,000
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	53,667,100
345.2.1.3.3.38.	AUTORIDAD DE AERONÁUTICA CIVIL	1,315,800
345.2.1.3.3.78.	ETESA	52,200,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	831,822,000
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	831,822,000

ARTÍCULO 222. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia


ASAMBLEA NACIONAL
PANAMÁ

fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	220,561,500
Transferencias Varias	72,857,700
Total del Presupuesto de Funcionamiento	**293,419,200**
Inversión	
Crédito Comercial	1,221,904,000
Obras y Construcciones	17,380,000
Crédito Agropecuario	131,374,300
Crédito para Vivienda	78,000,000
Equipamiento de Sucursales	23,359,000
Total del Presupuesto de Inversión	**1,472,017,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,765,436,500**

CAPÍTULO VII
3.60 CAJA DE AHORROS

ARTÍCULO 223. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2015:

Ingresos Totales	669,750,000
Menos: Aumento de Reservas	
Ingresos Disponibles	669,750,000
Gastos	669,750,000

ARTÍCULO 224. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	669,750,000
360.1.0.0.0.00.	INGRESOS CORRIENTES	194,640,500
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	179,640,500
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	179,640,500
360.1.3.1.0.17.	AL SECTOR PRIVADO	179,640,500
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	15,000,000
360.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	15,000,000
360.1.4.2.0.01.	SALDO CORRIENTE	15,000,000
360.2.0.0.0.00.	INGRESOS DE CAPITAL	475,109,500
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	280,176,100
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	268,376,100
360.2.1.3.7.00.	SECTOR PRIVADO	268,376,100
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	268,376,100


ASAMBLEA NACIONAL
PANAMÁ

360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	11,800,000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	11,800,000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	11,800,000
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	175,388,500
360.2.3.4.0.00.	OTROS	175,388,500
360.2.3.4.0.01.	OTROS	175,388,500
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	19,544,900
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	19,544,900
360.2.4.2.0.01.	SALDO DE CAPITAL	19,544,900

ARTÍCULO 225. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	43,062,205
Captación y Colocación	97,137,495
Control de Operaciones	28,199,300
Fiscalización Gubernamental	40,000
Total del Presupuesto de Funcionamiento	**168,439,000**
Inversión	
Hipotecarios y Construcción	169,507,000
Adquisición Inmuebles y Equipo	22,374,200
Otros Préstamos	309,429,800
Total del Presupuesto de Inversión	**501,311,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**669,750,000**

CAPÍTULO VIII
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 226. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2015:

Ingresos Totales	5,989,700
Menos: Aumento de Reservas	
Ingresos Disponibles	5,989,700
Gastos	5,989,700

ARTÍCULO 227. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	SUPERINTENDENCIA DEL MERCADO DE VALORES	5,989,700
365.1.0.0.0.00.	INGRESOS CORRIENTES	5,989,700
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,989,700


ASAMBLEA NACIONAL
PANAMÁ

365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	448,000
365.1.2.3.1.00.	GOBIERNO CENTRAL	448,000
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	448,000
365.1.2.4.0.00.	TASAS Y DERECHOS	4,918,200
365.1.2.4.2.00.	TASAS	4,918,200
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	4,918,200
365.1.2.6.0.00.	INGRESOS VARIOS	623,500
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	623,000
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	500

ARTÍCULO 228. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2015, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,195,589
Regulación del Mercado de Valores	1,794,111
Total del Presupuesto de Funcionamiento	**5,989,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,989,700**

CAPÍTULO IX
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 229. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingreso gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2015:

Ingresos Totales	8,816,600
Menos: Aumento de Reservas	
Ingresos Disponibles	8,816,600
Gastos	8,816,600

ARTÍCULO 230. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	8,816,600
390.1.0.0.0.00.	INGRESOS CORRIENTES	8,816,600
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,816,600
390.1.2.1.0.00.	RENTA DE ACTIVOS	5,980,000
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,980,000
390.1.2.1.4.10.	PRIMAS DE SEGURO	5,980,000
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,816,600
390.1.2.3.1.00.	GOBIERNO CENTRAL	2,816,600
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,816,600
390.1.2.6.0.00.	INGRESOS VARIOS	20,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	20,000


ASAMBLEA NACIONAL
PANAMÁ

ARTÍCULO 231. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2015 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,293,405
Seguro Agropecuario	4,552,695
Total del Presupuesto de Funcionamiento	**5,846,100**
Inversión	
Equipamento	230,500
Infraestructura	340,000
Garantía para actividad agropecuaria	2,400,000
Total del Presupuesto de Inversión	**2,970,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,816,600**


REPUBLICA DE PANAMA


ASAMBLEA NACIONAL
PANAMA

TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 232. Presupuesto General del Estado. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 233. Objeto. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2015.

ARTÍCULO 234. Ámbito. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

Las personas jurídicas que al amparo de documento legal idóneo administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 235. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja,



que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 236. Principios de la administración presupuestaria. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 237. Principio general. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 238. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 239. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los



compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 240. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

Devengado es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

Pago es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 241. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.



ARTÍCULO 242. Ingresos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 243. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo; en los subsiguientes años, deberá incluirlo al formular el anteproyecto de presupuesto institucional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos por dichas entidades.



ARTÍCULO 244. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 245. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 246. Ingresos recaudados inferiores a los presupuestados. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 247. Modificación de los ingresos. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 248. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades



financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 249. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 250. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 251. Control de las asignaciones mensuales. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 252. Redistribución de las asignaciones mensuales. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que la autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.



ARTÍCULO 253. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo mediante decreto ejecutivo.

ARTÍCULO 254. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 255. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.


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PARÁGRAFO. En los casos de Sociedades Anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 256. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente se remitirán al Ministerio de Economía y Finanzas para su revisión, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Los cargos que no son de Carrera Administrativa se remitirán al Ministerio de Economía y Finanzas para su revisión y al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente se remitirán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía General de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social, la Superintendencia de Bancos y la Superintendencia del Mercado de Valores se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

ARTÍCULO 257. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.



En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al Objeto de Gasto 004 - Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante. Se exceptúa a educación, salud y seguridad pública.

ARTÍCULO 258. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 259. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a dos mil balboas (B/.2,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo


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de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 260. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

Quedarán exceptuadas del procedimiento de selección de contratista y del procedimiento excepcional de contratación las consultorías que no sobrepasen de trescientos mil balboas (B/.300,000.00).

ARTÍCULO 261. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector general de Asesoría Legal y Técnica, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal



Electoral y el fiscal general electoral, magistrados del Tribunal de Cuentas y el fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 262. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 263. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:



1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, miembros de las Juntas Directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/.100.00 diarios.
2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.75.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 264. Viáticos en el exterior del país. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, las sociedades anónimas y las entidades financieras. Los viáticos serán los siguientes:



1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, miembros de la Junta Directiva que conforman las entidades del Sector Público, expresidentes y exvicepresidentes de la República, en función pública:

   Europa, Asia, África y Oceanía B/.600.00 diarios.
   Estados Unidos, Canadá, Argentina,
   Brasil y Chile B/.500.00 diarios.
   México, Centroamérica, el Caribe y
   el resto de América Latina B/.400.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios:

   Europa, Asia, África y Oceanía B/.600.00 diarios.
   Estados Unidos, Canadá, Argentina,
   Brasil y Chile B/.450.00 diarios.
   México, Centroamérica, el Caribe y
   el resto de América Latina B/.350.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50% de la diferencia del viático establecido para misiones oficiales.

En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del 30% del viático establecido para misiones oficiales.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo ante la Contraloría General de la República sobre los resultados de la misión atendida a su regreso al país, en el término de treinta días calendario. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.



ARTÍCULO 265. Viajes de funcionarios al exterior. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la Nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Pública y del Tribunal Administrativo Tributario, el fiscal general electoral, el fiscal general de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. En el caso de los viajes transcontinentales que realice un director nacional de una entidad y se encuentre acompañado de un ministro o viceministro, el ministro del ramo podrá autorizar el viaje en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

PARÁGRAFO. A los miembros de las juntas directivas de las entidades del Sector Público, se les reconocerá el viaje en clase ejecutiva.

ARTÍCULO 266. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 267. Pago de obligaciones a la seguridad social. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.



3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 268. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 269. Indemnizaciones ordenadas por los tribunales. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

ARTÍCULO 270. Prestaciones laborales a los servidores públicos. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración Pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la Ley 39 de 2013.

ARTÍCULO 271. Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la Nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral y fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, fiscal general de cuentas, magistrados del Tribunal Administrativo



Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, rectores de universidades oficiales y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, así como los asistentes, la secretaria del ministro y el personal de seguridad del ministro o viceministro que así lo requiera por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.

ARTÍCULO 272. Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.
2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

ARTÍCULO 273. Renovación y/o Contratación de Alquiler de Oficinas. Cuando una entidad requiera renovar o contratar un nuevo alquiler de oficinas, deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la Dirección de Presupuesto del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.

SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 274. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar



previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 24 del Texto Único de la Ley 22 de 2006, sobre contrataciones públicas, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado, en la vigencia fiscal correspondiente.

ARTÍCULO 275. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 276. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 259 de la presente Ley.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 277. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100% del valor anticipado.

ARTÍCULO 278. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el



pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 279. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 280. Aumento del costo de la inversión. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán contar con la autorización o aprobación del ente que conoció el contrato principal y de acuerdo con la cuantía de hasta B/.300,000.00 la Unidad de Adquisiciones y Contrataciones del Estado del Ministerio de Economía; de B/.301,000.00 hasta B/.3,000,000.00 el Consejo Económico Nacional-CENA, y más de B/.3,000,000.00 el Consejo de Gabinete. Además deberán contar con la certificación de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que el proyecto cuenta con el financiamiento garantizado para cada vigencia fiscal.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención



al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 281. Registro de gastos en los proyectos de inversión. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 282. Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de estas entidades financieras.

ARTÍCULO 283. Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 284. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 1 de febrero y el 31 de octubre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.



Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

La documentación de los traslados de partidas menores a la suma de trescientos mil balboas (B/.300,000.00) deberá ser remitida a la Comisión de Presupuesto en un término de cinco días hábiles. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00). Se exceptúan las transferencias corrientes y de capital a las Juntas Comunales y Municipios.

ARTÍCULO 285. Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de ahorros comprobados de las partidas de sueldos fijos, de servicios básicos y de contribuciones a la Caja de Seguro Social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea entre sueldos fijos, entre servicios básicos y entre contribuciones a la Caja de Seguro Social.
2. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de cuotas a



organismos internacionales, y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.

3. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
4. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
5. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
6. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior y de Emergencias Nacionales.

ARTÍCULO 286. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 287. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 288. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.



El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 289. Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 290. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 291. Modificación a la estructura de puestos. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, cuyos cargos se encuentran acreditados en la Carrera Administrativa, deberán ser solicitadas a la Dirección General de Carrera Administrativa, que las evaluará y recomendará, a partir del 1 de febrero hasta el 15 de septiembre, posteriormente las remitirá al Ministerio de Economía y Finanzas para su evaluación y registro. Los cargos o las entidades que no están acreditadas en la Carrera Administrativa remitirán al Ministerio de Economía y Finanzas, a partir del 1 de febrero



hasta el 15 de septiembre, las solicitudes de modificaciones, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de Carrera Administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 292. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 293. Procedimiento. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación; no obstante, para que esta contención del gasto tenga efecto jurídico, deberá contar con la recomendación de la



Comisión de Presupuesto de la Asamblea Nacional y la posterior comunicación a las instituciones públicas.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 294. Plazos e informes. Las instituciones públicas y las empresas que generen ingresos y aportes al Fisco remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros diez días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Las empresas mixtas que generen ingresos y aportes al Fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días después de terminado cada trimestre, y ciento veinte días después de terminado el año fiscal para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá (FAP). La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.


ASAMBLEA NACIONAL
PANAMÁ

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

ARTÍCULO 295. Reasignación de partidas presupuestarias. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 296. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de 2015.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 297. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.



ARTÍCULO 298. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de 2015 se realizará hasta el 30 de abril del año 2016.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 299. Saldo en caja libre. El saldo en caja libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTICULO 300. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto. Una vez aprobado este crédito adicional, este saldo en caja y banco no podrá utilizarse en traslados de partidas a otros programas o proyectos.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 301. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. En el caso de los proyectos de inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema de Inversiones Públicas –SINIP–. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 302. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.



ARTÍCULO 303. Traslados de funcionarios entre entidades del Estado. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 304. Programa de retiro voluntario. El Gobierno Nacional adoptará y reglamentará un programa de retiro voluntario, para lo cual creará un fondo que permitirá cubrir una indemnización a los servidores públicos que se acojan a este.

Las vacantes producto de tales retiros serán eliminadas de la estructura de puestos de cada entidad. El saldo no comprometido en las asignaciones de sueldos fijos de las posiciones eliminadas y los ahorros que produzca el Estado como patrono se transferirán a una reserva que se creará para tal propósito denominada Fondo de Retiro Voluntario.

ARTÍCULO 305. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 306. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el



procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 307. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTÍCULO 308. Manual de organización y de clases ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 309. Bonificación por antigüedad a los servidores públicos de Carrera Administrativa y de Carrera del Servicio Legislativo. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de Carrera Administrativa o de Carrera del Servicio Legislativo al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación, y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo por bonificación.



Para tales efectos, las instituciones incorporadas al Régimen de Carrera Administrativa deben establecer las reservas correspondientes en cada anteproyecto de presupuesto.

En caso de fallecimiento del servidor público, se le concederá el último mes de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.

ARTÍCULO 310. Modificación a la estructura organizativa. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas modificaciones a su estructura organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que las evaluará y autorizará.

ARTÍCULO 311. Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado, y en apego a lo dispuesto en la Constitución Política y la Ley 32 de noviembre de 1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 312. Contrataciones que celebre el Programa de Ayuda Nacional- PAN. Los contratos que celebre el Programa de Ayuda Nacional –PAN– estarán exceptuados de la aplicación de la Ley 22 de 2006, sobre contrataciones públicas, hasta el 31 de diciembre de 2015.

ARTÍCULO 313. Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2015, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas y al Ministerio de



Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 314. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 315. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 316. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2015.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 56 de 2014 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los veintiséis días del mes de noviembre del año dos mil catorce.

El Presidente,



Adolfo T. Valderrama R.

El Secretario General,



Franz O. Wever Z.

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA.
PANAMÁ, REPÚBLICA DE PANAMÁ, 8 DE Diciembre DE 2014.



JUAN CARLOS VARELA R.
Presidente de la República



DULCIDIO DE LA GUARDIA
Ministro de Economía y Finanzas